SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FEDERAL GOVERNMENT - PUBLIC SERVICE
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
ANNUAL REPORT	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date – 12/31/2008

01.01 - IDENTIFICATION

1 - CVM CODE 01462-1	2 - COMPANY’S NAME NET SERVICOS DE COMUNICAÇÃO S.A.	3 - CNPJ 00.108.786/0001-65
5– NIRE 35300177240

01.02 - HEAD-OFFICE

1 - FULL ADDRESS Rua Verbo Divino, 1356 - 1º andar parte			2 - BOROUGH OR DISTRICT Santo Amaro
3 - ZIP CODE 04719-002	4 - CITY São Paulo			5 - UF SP
6 - AREA CODE 011	7 - TELEPHONE 2111-2606	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -
11 - AREA CODE 011	12 – FAX 2111-2780	13 - FAX -	14 - FAX -
15 - E-MAIL ri@netservicos.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company's Mail Address)

1 – NAME João Adalberto Elek Junior
2 – FULL ADDRESS Rua Verbo Divino, 1356 - 1º Andar			3 - BOROUGH OR DISTRICT Santo Amaro
4 - ZIP CODE 04719-002	5 – CITY São Paulo			6 - UF SP
7 - AREA CODE 011	8 - TELEPHONE 2111-2606	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 011	13 – FAX 2111-2780	14 - FAX -	15 - FAX -
16 - E-MAIL joao.elek@netservicos.com.br

01.04 – REFERENCE /AUDITOR

CURRENT YEAR	1 – DATE OF BEGINNIG OF THE FISCAL YEAR	2 – DATE OF END OF THE FISCAL YEAR
1 - 2008	01/01/2008	12/31/2008
2 – 2007	01/01/2007	12/31/2007
3 - 2006	01/01/2006	12/31/2006
9 – AUDITOR’S NAME/ BUSINESS NAME Ernst & Young Auditores Independentes S/S		10 - CVM CODE 00471-5
11 – PARTNER RESPONSIBLE Maria Helena Pettersson		12 – INDIVIDUAL TAXPAYERS’ REGISTRATION NUMBER OF PARTNER RESPONSIBLE 009.909.788-50

01.05 - CAPITAL COMPOSITION

Number of Shares (thousand)	1 12/31/2008	2 12/31/2007	3 12/31/2006
Paid-up Capital
1 – Common	113,051	111,822	110,676
2 – Preferred	225,688	223,233	181,677
3 – Total	338,739	335,055	292,353
Treasury Stock
4 – Common	0	0	0
5 – Preferred	0	0	0
6 – Total	0	0	0

01.06 – CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other Companies
2 – SITUATION Operating
3 - NATURE OF OWNERSHIP National Holding
4 – ACTIVITY CODE 3130
5 - MAIN ACTIVITY Pay-TV service provider
6 - TYPE OF CONSOLIDATION Total
7 – TYPE OF AUDIT REPORT Clean opinion

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 - NAME

01.08 – CASH EARNINGS VOTED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - DATE APPROVED	4 - AMOUNT	5 - PAYMENT BEGINNING	6 - TYPE OF SHARE	7 – AMOUNT PER SHARE

01.09 – INVESTOR RELATIONS DIRECTOR

1 – DATE	2 – SIGNATURE

02.01 - Balance sheets (In thousands of Reais)

		Parent Company
Account	Description	12/31/2008	12/31/2007	12/31/2006
1	Total Assets	4,530,732	3,911,559	2,496,711
1.01	Current Assets	377,668	216,670	343,489
1.01.01	Cash and Cash Equivalents	189,329	85,486	252,125
1.01.01.01	Cash	6,612	11,025	2,402
1.01.01.02	Cash Equivalents	182,717	74,461	249,723
1.01.02	Accounts Receivable	21,059	60,431	50,652
1.01.02.01	Customers	916	-	-
1.01.02.01.01	Trade Accounts Receivable	2,726	-	-
1.01.02.01.02	Allowance for Doubtful Accounts Receivable	(216)	-	-
1.01.02.01.03	Deferred Revenues	(1,594)	-	-
1.01.02.02	Several Credits	20,143	60,431	50,652
1.01.02.02.01	Related Parties	20,143	60,431	50,652
1.01.03	Inventories	592	-	-
1.01.04	Others	166,688	70,753	40,712
1.01.04.01	Recoverable Taxes	72	-	1,206
1.01.04.02	Prepaid Expenses	292	3,638	3,631
1.01.04.03	Other Current Assets	1,941	532	2,327
1.01.04.04	Programming Receivables from Subsidiaries	69,243	33,205	17,255
1.01.04.05	Interest on Shareholder’s Equity Capital	95,140	33,378	16,293
1.02	Non - Current Assets	4,153,064	3,694,889	2,153,222
1.02.01	Several non - Current Assets	53,051	46,715	101,142
1.02.01.01	Several Credits	11,712	17,256	20,212
1.02.01.01.01	Judicial Deposits	11,712	11,693	11,691
1.02.01.01.02	Prepaid Expenses	-	5,563	8,521
1.02.01.02	Credits with Subsidiaries	10,070	16,675	48,753
1.02.01.02.01	Credits with Subsidiaries	64	8,249	24
1.02.01.02.02	Credits with Subsidiaries	10,006	8,426	48,729
1.02.01.02.03	Credits with Others Subsidiaries	-	-	-
1.02.01.03	Others	31,269	12,784	32,177
1.02.01.03.01	Recoverable Taxes	31,252	12,717	6,015
1.02.01.03.02	Other Current Assets	17	67	67
1.02.01.03.03	Accounts Receivables – Sale of Investments	-	-	26,095
1.02.02	Fixed Assets	4,100,013	3,648,174	2,052,080
1.02.02.01	Investments	2,122,907	3,603,934	2,007,613
1.02.02.01.01	Investments in Subsidiaries	-	-	-
1.02.02.01.02	Investments in Subsidiaries – Goodwill	-	-	-
1.02.02.01.03	Participation on Subsidiaries	2,119,907	1,905,865	1,585,991
1.02.02.01.04	Participation on Subsidiaries – Goodwill	-	1,693,934	421,622
1.02.02.01.05	Other Investments	3,000	4,135	-
1.02.02.02	Property, Plant and Equipment	26,302	44,240	44,467
1.02.02.03	Intangible	1,950,804	-	-
1.02.02.04	Deferred Charges	-	-	-

02.02 - Balance sheets (In thousands of Reais)

		Parent Company
Account	Description	12/31/2008	12/31/2007	12/31/2006
2	Total Liabilities	4,530,732	3,911,559	2,496,711
2.01	Current Liabilities	236,625	91,642	91,857
2.01.01	Loans and Financing	9,259	2,497	2,919
2.01.02	Debentures	5,805	4,932	5,729
2.01.03	Accounts Payable – Suppliers	99,828	39,783	23,166
2.01.04	Taxes and Contributions Payable	7,451	1,449	1,050
2.01.04.01	Sales Tax Payable	7,451	1,449	1,050
2.01.04.02	Income Tax Payable	-	-	-
2.01.05	Dividends Payable	-	-	-
2.01.06	Provisions	50,194	35,642	35,321
2.01.06.01	Payroll and Related Charges	50,194	35,642	35,321
2.01.07	Related Parties	4,399	1,184	11,376
2.01.07.01	Accounts Payable to Shareholders	-	-	-
2.01.07.02	Related Parties – Subsidiaries	-	-	-
2.01.08	Others	59,689	6,155	12,296
2.01.08.01	Accounts Payable - Ecad	122	-	-
2.01.08.02	Accounts Payable – Company acquisition	58,491	-	-
2.01.08.03	Accounts and Expenses Payable	1,076	6,155	12,296
2.02	Non Current Liabilities	1,650,710	1,081,514	1,164,629
2.02.01	Long-Term Liability	1,650,710	1,081,514	1,164,629
2.02.01.01	Loans and Financing	814,820	265,695	320,700
2.02.01.02	Debentures	577,824	580,000	580,000
2.02.01.03	Provisions	-	-	-
2.02.01.03.01	Programming Payable	-	-	-
2.02.01.04	Related Parties	1,150	2,116	6,389
2.02.01.04.01	Credits with Subsidiaries	939	28	6,374
2.02.01.04.02	Related Parties – Shareholders	-	-	-
2.02.01.04.03	Related Parties – Subsidiaries	211	2,088	15
2.02.01.04.04	Related Parties – Subsidiaries	-	-	-
2.02.01.05	Advance for Future Capital Increase	-	-	-
2.02.01.06	Others	256,916	233,703	257,540
2.02.01.06.01	Fiscal Obligations and Other Taxes Payable	-	-	-
2.02.01.06.02	Provision for Contingencies	236,168	233,703	257,540
2.02.01.06.03	Deferred Income Taxes	-	-	-
2.02.01.06.04	deferred income	632	-	-
2.02.01.06.05	Provisions and Other Accounts Payable	20,116	-	-
2.03	Deferred Income	-	-	-
2.05	Shareholders Equity	2,643,397	2,738,403	1,240,225
2.05.01	Capital	5,540,346	5,466,968	4,072,641
2.05.02	Capital Reserve	212,142	285,520	355,924
2.05.02.01	Special Goodwill Reserve	148,495	221,873	292,277
2.05.02.02	Premiums on Issue of Debentures	54,945	54,945	54,945

02.02 - Balance sheets (In thousands of Reais)

Parent Company
Account	Description	12/31/2008	12/31/2007	12/31/2006
2.05.02.03	Goodwill on Issue of Debentures	8,702	8,702	8,702
2.05.03	Revaluation Reserve	-	-	-
2.05.03.01	Own Assets	-	-	-
2.05.03.02	Subsidiary/ Associated Company	-	-	-
2.05.04	Profit Reserves	-	-	-
2.05.04.01	Legal Reserve	-	-	-
2.05.04.02	Statutory Reserve	-	-	-
2.05.04.03	Contingencies Reserve	-	-	-
2.05.04.04	Unrealized Profits	-	-	-
2.05.04.05	Retained Earnings	-	-	-
2.05.04.06	Special Reserve for Undistributed Dividends	-	-	-
2.05.04.07	Other Profit Reserves	-	-	-
2.05.05	Adjustments Evaluation Equity	-	-	-
2.05.05.01	Marketable Securities Adjustments	-	-	-
2.05.05.02	Cumulative Translation Adjustments	-	-	-
2.05.05.03	Business Combination Adjustments	-	-	-
2.05.06	Retained Earnings/ Accumulated Losses	(3,109,091)	(3,014,085)	(3,188,340)
2.05.07	Advance for Future Capital Increase	-	-	-

03.01 – Statements of Income Years ended December 31, 2008 , 2007 and 2006 (In thousands of Reais)

		Parent Company
Account	Description	01/01/2008 a 12/31/2008	01/01/2007 a 12/31/2007	01/01/2006 a 12/31/2006
3.01	Gross Revenue	158,349	102,358	63,299
3.02	Taxes and Other Revenue Deductions	(24,489)	(14,586)	(8,755)
3.03	Net Revenues	133,860	87,772	54,544
3.04	Cost Services	(17,622)	-	-
3.05	Gross Profit	116,238	87,772	54,544
3.06	Operating Expenses / Income	(211,225)	91,178	27,491
3.06.01	Selling Expenses	(4,304)	-	-
3.06.02	General and Administrative	(143,376)	(97,735)	(81,683)
3.06.02.01	General and Administrative Expenses	(121,495)	(79,818)	(63,815)
3.06.02.02	Depreciation and Amortization	(21,881)	(17,917)	(17,868)
3.06.03	Financial	(335,249)	(49,583)	(97,092)
3.06.03.01	Financial Income	36,716	35,390	26,352
3.06.03.02	Financial Expense	(371,965)	(84,973)	(123,444)
3.06.04	Other Operating Income	256	445	1,570
3.06.05	Other Operating Expense	(121,952)	(27,832)	(14,496)
3.06.05.01	Amortization of Goodwill	(121,952)	(27,832)	(14,496)
3.06.05.02	Other	-	-	-
3.06.06	Equity on Investees	393,400	265,883	219,192
3.06.06.01	Equity on Investees	393,400	265,883	219,192
3.06.06.02	Provision for Losses on Investments	-	-	-
3.07	Operating Income	(94,987)	178,950	82,035
3.08	Non Operating Income/(Losses)	-	(4,695)	(102)
3.08.01	Non Operating Income	-	29	398
3.08.02	Non Operating Losses	-	(4,724)	(500)
3.09	Income Before Income Tax	(94,987)	174,255	81,933
3.10	Income Tax Expenses	(19)	-	-
3.11	Deferred Income Taxes	-	-	-
3.12	Participations/Contributions of Profit	-	-	-
3.12.01	Participation	-	-	-
3.12.02	Contribution	-	-	-
3.13	Reversal of Interest on Shareholders’ Equity	-	-	-
3.15	Net Income (Loss) for the Year	(95,006)	174,255	81,933
	Numbers of Shares (Thousands)	338,739	335,055	292,353
	Earnings per Share ( Reais )		0.52008	0.28025
	Loss per Share ( Reais )	(0.28047)

04.01 Statements of Cash Flows

		Parent Company
Account	Description	12/31/2008	12/31/2007	12/31/2006
4.01	Net cash provided by operating activities	41,644	(15,458)	113,141
4.01.01	Cash generated in operations	14,195	15,494	(95,353)
4.01.01.01	Net income (loss) for the year	(95,006)	74,255	81,933
4.01.01.02	Equity on Investees	(393,400)	(265,883)	(219,192)
4.01.01.03	Interest expense and Exchange Variance/ Net Monetary	249,155	(40,715)	19,442
4.01.01.04	Loan interest expense	122,632	102,354	9,626
4.01.01.05	Gain/(loss) hedge instruments	(4,977)	33,397	26,747
4.01.01.06	Capital loss in investments	-	4,772	63
4.01.01.07	Depreciation and amortization	145,807	45,750	32,363
4.01.01.08	Interest Own Share No Settled	-	-	-
4.01.01.09	Minority interest	-	-	-
4.01.01.10	Deferred income taxes	-	-	-
4.01.01.11	Write off and disposal of assets, net	987	(29)	575
4.01.01.12	Provision for Contingencies	(11,003)	(38,407)	(46,910)
4.01.02	Variations in assets and liabilities	327,449	(30,952)	208,494
4.01.02.01	(Increase) decrease in receivables	(225)	-	-
4.01.02.02	(Increase) decrease in inventory and other receivables	298	-	-
4.01.02.03	(Increase) decrease in recoverable taxes	(18,973)	(6,502)	1,154
4.01.02.04	Decrease receivable dividends	136,365	555	163,531
4.01.02.05	(Increase) decrease in other assets	46,893	41,844	29,318
4.01.02.06	(Increase) decrease prepaid expenses	9,065	2,952	(7,217)
4.01.02.07	(Increase) decrease suppliers and programmers	58,973	17,647	25,806
4.01.02.08	Increase (decrease) in fiscal obligations	5,361	399	351
4.01.02.09	(Increase) decrease payroll and related charges	31,202	321	14,649
4.01.02.10	(Increase) decrease provision and other accounts payable	58,490	(88,168)	(19,098)
4.01.03	Others	-	-	-
4.02	Net cash used in investing activities	(438,464)	(43,318)	(129,712)
4.02.01	Investments acquisition	(391,415)	(25,656)	(120,839)
4.02.02	Acquisition fixed assets, intangible and deferred charges	(53,916)	(17,795)	(10,120)
4.02.03	Sale permanent assets	47	133	1,247
4.02.04	Net cash acquired from acquisition of subsidiaries	6,820	-	-
4.03	Net cash provided in financing activities	200,663	(107,863)	213,884
4.03.01	Addition loans and financing	-	-	906,966
4.03.02	Payments loans and financing	(114,745)	(103,553)	(699,003)
4.03.03	Addition Related Parties	461,650	998,922	418,283
4.03.04	Payments related parties	(146,242)	(1,003,232)	(442,242)
4.03.05	Capital increase and goodwill share issued	-	-	29,880
4.04	Exchange rate on cash and cash equivalents	-	-	-
4.05	Increase (decrease) of cash and cash equivalents	103,843	(166,639)	197,313
4.05.01	Cash and cash equivalents at beginning of the year	85,486	252,125	54,812
4.05.02	Cash and cash equivalents at end of the year	189,329	85,486	252,125

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 01/01/2008 12/31/2008

Parent Company
Account	Description	Capital	Capital Reserve	Revaluati on Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance begining	5,466,968	285,520	-	-	(3,014,085)	-	2,738,403
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Balance adjusted	5,466,968	285,520	-	-	(3,014,085)	-	2,738,403
5.04	Gain / Loss Period	-	-	-	-	(95,006)	-	(95,006)
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest own share	-	-	-	-	-	-	-
5.05.03	other destinations	-	-	-	-	-	-	-
5.06	Realization profits reserve	73,378	(73,378)	-	-	-	-	-
5.07	Equity stockholders adjustments	-	-	-	-	-	-	-
5.07.01	Marketable securities adjustments	-	-	-	-	-	-	-
5.07.02	Cumulate translation adjustmetns	-	-	-	-	-	-	-
5.07.03	Business combination adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury stocks	-	-	-	-	-	-	-
5.11	Other capital transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Balance ending	5,540,346	212,346	-	-	(3,109,091)	-	2,643,397

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 01/01/2007 12/31/2007

Parent Company
Account	Description	Capital	Capital Reserve	Revaluati on Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance begining	4,072,641	355,924	-	-	(3,188,340)	-	1,240,225
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Balance adjusted	4,072,641	355,924	-	-	(3,188,340)	-	1,240,225
5.04	Gain / Loss Period	-	-	-	-	174,255	-	174,255
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest own share	-	-	-	-	-	-	-
5.05.03	other destinations	-	-	-	-	-	-	-
5.06	Realization profits reserve	70,404	(70,404)	-	-	-	-	-
5.07	Equity stockholders adjustments	-	-	-	-	-	-	-
5.07.01	Marketable securities adjustments	-	-	-	-	-	-	-
5.07.02	Cumulate translation adjustmetns	-	-	-	-	-	-	-
5.07.03	Business combination adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease stockholders	1,323,923	-	-	-	-	-	1,323,923
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury stocks	-	-	-	-	-	-	-
5.11	Other capital transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Balance ending	5,466,968	285,520	-	-	(3,014,085)	-	2,738,403

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 01/01/2006 12/31/2006

Parent Company
Account	Description	Capital	Capital Reserve	Revaluati on Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance begining	3,461,349	430,193	-	-	(3,270,273)	-	621,269
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Balance adjusted	3,461,349	430,193	-	-	(3,270,273)	-	621,269
5.04	Gain / Loss Period	-	-	-	-	81,933	-	81,933
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest own share	-	-	-	-	-	-	-
5.05.03	other destinations	-	-	-	-	-	-	-
5.06	Realization profits reserve	74,269	(74,269)	-	-	-	-	-
5.07	Equity stockholders adjustments	-	-	-	-	-	-	-
5.07.01	Marketable securities adjustments	-	-	-	-	-	-	-
5.07.02	Cumulate translation adjustmetns	-	-	-	-	-	-	-
5.07.03	Business combination adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease stockholders	537,023	-	-	-	-	-	537,023
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury stocks	-	-	-	-	-	-	-
5.11	Other capital transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Balance ending	4,072,641	355,924	-	-	(3,188,340)	-	1,240,225

06.01 Statements of Added Value 12/31/2008

		Parent Company
Account	Description	12/31/2008	12/31/2007	12/31/2006
6.01	Revenue	250,357	-	-
6.01.01	Sales of Goods, Products and Services	157,206	-	-
6.01.02	Other Revenues	93,273	-	-
6.01.03	Revenue own assets construction	-	-	-
6.01.04	Bad debt provision/reverse	(122)	-	-
6.02	Inputs purchased from third parties	(87,913)	-	-
6.02.01	Cost of Services Sold	(6,358)	-	-
6.02.02	Materials, Energy, Services Rendered-Others	(78,329)	-	-
6.02.03	Loss/ Recoverable of assets value	-	-	-
6.02.04	Others	(3,226)	-	-
6.03	Gross Value Added	162,444	-	-
6.04	Retentions	(145,806)	-	-
6.04.01	Depreciation, Amortization and Depletion	(145,806)	-	-
6.04.02	Others	-	-	-
6.05	Net Value Added	16,638	-	-
6.06	Value Added received as transfers	430,116	-	-
6.06.01	Result of equity accounting method	393,400	-	-
6.06.02	Financial Income	36,716	-	-
6.06.03	Others	-	-	-
6.07	Net Value Added to be distributed	446,754	-	-
6.08	Distribution of Value Added	446,754	-	-
6.08.01	Personnel	122,975	-	-
6.08.01.01	Direct Remuneration	108,626	-	-
6.08.01.02	Benefits	7,628	-	-
6.08.01.03	F.G.T.S.	5,293	-	-
6.08.01.04	Others	1,428	-	-
6.08.02	Taxes and Contributions Payable	57,335	-	-
6.08.02.01	Federals	46,745	-	-
6.08.02.02	State	3,397	-	-
6.08.02.03	Municipal	7,193	-	-
6.08.03	Capital from third parties	361,450	-	-
6.08.03.01	Interest	120,561	-	-
6.08.03.02	Rents	4,767	-	-
6.08.03.03	Others	236,122	-	-
6.08.03.03.01	Foreign exchange flutuations	236,122	-	-
6.08.03.03.05	Others	-	-	-
6.08.04	Remuneration Stockholder's equity capital	(95,006)	-	-
6.08.04.01	Interest on Stockholder’s Equity Capital	-	-	-
6.08.04.02	Dividends	-	-	-
6.08.04.03	Retained earnings/Losses for the year	(95,006)	-	-
6.08.05	Others	-	-	-

02.01 - Balance sheets (In thousands of Reais)

		Consolidated
Account	Description	12/31/2008	12/31/2007	12/31/2006
1	Total Assets	6,086,555	5,086,337	3,074,672
1.01	Current Assets	1,177,110	954,361	808,036
1.01.01	Cash and Cash Equivalents	736,880	569,606	506,457
1.01.01.01	Cash	124,789	61,729	25,419
1.01.01.02	Cash Equivalents	612,091	507,877	481,038
1.01.02	Accounts Receivable	183,461	165,046	104,216
1.01.02.01	Customers	166,105	132,328	93,292
1.01.02.01.01	Trade Accounts Receivable	399,047	318,308	230,074
1.01.02.01.02	Allowance for Doubtful Accounts Receivable	(37,963)	(29,764)	(24,933)
1.01.02.01.03	Deferred Revenues	(194,979)	(156,216)	(111,849)
1.01.02.02	Several Credits	17,356	32,718	10,924
1.01.02.02.01	Related Parties	17,356	32,718	10,924
1.01.03	Inventories	61,757	63,956	52,473
1.01.04	Others	195,012	155,753	144,890
1.01.04.01	Recoverable Taxes	157,837	117,956	116,466
1.01.04.02	Prepaid Expenses	24,381	25,583	17,834
1.01.04.03	Other Current Assets	12,794	12,214	10,508
1.01.04.04	Programming Receivables from Subsidiaries	-	-	82
1.01.04.05	Interest Own Share	-	-	-
1.02	Non - Current Assets	4,909,445	4,131,976	2,266,636
1.02.01	Several non - Current Assets	416,116	466,547	485,361
1.02.01.01	Several Credits	23,202	30,713	31,504
1.02.01.01.01	Judicial Deposits	22,337	23,326	21,909
1.02.01.01.02	Prepaid Expenses	865	7,387	9,595
1.02.01.02	Credits with Subsidiaries	-	-	-
1.02.01.02.01	Credits with Subsidiaries	-	-	-
1.02.01.02.02	Credits with Subsidiaries	-	-	-
1.02.01.02.03	Credits with Others Subsidiaries	-	-	-
1.02.01.03	Others	392,914	435,834	453,857
1.02.01.03.01	Recoverable Taxes	389,225	433,844	425,965
1.02.01.03.02	Other Current Assets	3,689	1,990	1,797
1.02.01.03.03	Accounts Receivables – Sale of Investments	-	-	26,095
1.02.02	Fixed Assets	4,493,329	3,665,429	1,781,275
1.02.02.01	Investments	3,163	1,830,052	568,254
1.02.02.01.01	Investments in Subsidiaries	-	-	-
1.02.02.01.02	Participation on Subsidiaries	-	-	125,955
1.02.02.01.03	Other Investments	3,163	4,299	164
1.02.02.01.06	Investment in subsidiary company - Goodwill	-	1,825,753	442,135
1.02.02.02	Property, Plant and Equipment	2,280,421	1,504,360	1,069,482
1.02.02.03	Intangible	2,201,315	42,494	-
1.02.02.03.01	Investment in subsidiary company - Goodwill	-	-	-
1.02.02.03.02	Others	-	42,494	-
1.02.02.04	Deferred Charges	8,430	288,523	143,539

02.02 - Balance sheets (In thousands of Reais)

		Consolidated
Account	Description	12/31/2008	12/31/2007	12/31/2006
2	Total Liabilities	6,086,555	5,086,337	3,074,672
2.01	Current Liabilities	987,600	611,564	395,497
2.01.01	Loans and Financing	52,526	19,736	2,919
2.01.02	Debentures	5,805	4,932	5,729
2.01.03	Accounts Payable – Suppliers	446,770	309,267	227,760
2.01.04	Taxes and Contributions Payable	192,815	112,265	71,098
2.01.04.01	Sales Tax Payable	110,226	73,697	47,075
2.01.04.02	Income Tax Payable	82,589	38,568	24,023
2.01.05	Dividends Payable	-	-	-
2.01.06	Provisions	160,673	97,087	65,462
2.01.06.01	Payroll and Related Charges	160,673	97,087	65,462
2.01.07	Related Parties	-	24,905	-
2.01.07.01	Stockholder Account Payable	-	-	-
2.01.07.02	Related Parties – Subsidiaries	-	24,905	-
2.01.08	Others	129,011	43,372	22,529
2.01.08.01	Accounts Payable Copyright - ECAD	44,441	-	-
2.01.08.02	Accounts Payable Companies Acquisition	58,491	-	-
2.01.08.03	Accounts and Expenses Payable	26,079	43,372	22,529
2.02	Non Current Liabilities	2,455,558	1,694,850	1,409,255
2.02.01	Long-Term Liability	2,455,558	1,694,850	1,409,255
2.02.01.01	Loans and Financing	1,123,661	519,975	320,700
2.02.01.02	Debentures	577,824	580,000	580,000
2.02.01.03	Provisions	-	-	-
2.02.01.03.01	Programming Payable	-	-	-
2.02.01.04	Related Parties	-	-	-
2.02.01.04.01	Credits with Subsidiaries	-	-	-
2.02.01.04.02	Related Parties – Shareholders	-	-	-
2.02.01.04.03	Related Parties – Subsidiaries	-	-	-
2.02.01.04.04	Related Parties – Subsidiaries	-	-	-
2.02.01.05	Advance for Future Capital Increase	-	-	-
2.02.01.06	Others	754,073	594,875	508,555
2.02.01.06.01	Fiscal Obligations and Other Taxes Payable	-	-	-
2.02.01.06.02	Provision for Contingencies	634,776	590,372	506,497
2.02.01.06.03	Deferred Income Taxes	-	-	139
2.02.01.06.04	Provisions and Other Accounts Payable	93,912	-	-
2.02.01.06.05	Provisions and Other Accounts Payable	25,385	4,503	1,919
2.03	Deferred Income	-	41,520	29,491
2.04	Minority Shareholders'	-	-	204
2.05	Shareholders Equity	2,643,397	2,738,403	1,240,225
2.05.01	Capital	5,540,346	5,466,968	4,072,641
2.05.02	Capital Reserve	212,142	285,520	355,924
2.05.02.01	Special Goodwill Reserve	148,495	221,873	292,277

02.02 - Balance sheets (In thousands of Reais)

Consolidated
Account	Description	12/31/2008	12/31/2007	12/31/2006
2.05.02.02	Premium Debentures Issue	54,945	54,945	54,945
2.05.02.03	Goodwill Debentures Issue	8,702	8,702	8,702
2.05.03	Revaluation Reserve	-	-	-
2.05.03.01	Own Assets	-	-	-
2.05.03.02	Subsidiary/ Associated Company	-	-	-
2.05.04	Profit Reserves	-	-	-
2.05.04.01	Legal Reserve	-	-	-
2.05.04.02	Statutory Reserve	-	-	-
2.05.04.03	Contingencies Reserve	-	-	-
2.05.04.04	Unrealized Profits	-	-	-
2.05.04.05	Retained Earnings	-	-	-
2.05.04.06	Special Reserve for Undistributed Dividends	-	-	-
2.05.04.07	Other Profit Reserves	-	-	-
2.05.05	Adjustments Evaluation Equity	-	-	-
2.05.05.01	Adjustments Marketable Securities	-	-	-
2.05.05.02	Cumulative Translation Adjustments	-	-	-
2.05.05.03	Business Combination Adjustments	-	-	-
2.05.06	Retained Earnings/ Accumulated Losses	(3,109,091)	(3,014,085)	(3,188,340)
2.05.07	Advance for Future Capital Increase	-	-	-

03.01 – Statements of Income Years ended December 31, 2008, 2007 and 2006 (In thousands of Reais)

		Consolidated
Account	Description	01/01/2008 a 12/31/2008	01/01/2007 a 12/31/2007	01/01/2006 a 12/31/2006
3.01	Gross Revenue	4,852,755	3,538,837	2,467,724
3.02	Taxes and Other Revenue Deductions	(1,162,346)	(800,182)	(531,685)
3.03	Net Revenues	3,690,409	2,738,655	1,936,039
3.04	Cost Services	(2,153,992)	(1,640,972)	(1,090,778)
3.05	Gross Profit	1,536,417	1,097,683	845,261
3.06	Operating Expenses / Income	(1,482,434)	(858,350)	(640,880)
3.06.01	Selling Expenses	(429,545)	(283,031)	(200,582)
3.06.02	General and Administrative	(566,646)	(417,376)	(328,149)
3.06.02.01	General and Administrative Expenses	(515,657)	(383,258)	(300,451)
3.06.02.02	Depreciation and Amortization	(50,989)	(34,118)	(27,698)
3.06.03	Financial	(318,527)	(74,038)	(116,127)
3.06.03.01	Financial Income	113,935	75,379	50,008
3.06.03.02	Financial Expense	(432,462)	(149,417)	(166,135)
3.06.04	Other Operating Income	(15,558)	(8,553)	43,608
3.06.05	Other Operating Expense	(152,158)	(50,120)	(40,010)
3.06.05.01	Goodwill and Investments Amortization	(152,158)	(50,120)	(24,428)
3.06.05.02	Others	-	-	(15,582)
3.06.06	Equity on Investees	-	(25,232)	380
3.06.06.01	Equity on Investees	-	(25,232)	380
3.06.06.02	Provision for Losses on Investments	-	-	-
3.07	Operating Income	53,983	239,333	204,381
3.08	Non Operating Income/(Losses)	-	(12,459)	(5,698)
3.08.01	Non Operating Income	-	-	25,936
3.08.02	Non Operating Losses	-	(12,459)	(31,634)
3.09	Income Before Income Tax	53,983	226,874	198,683
3.10	Income Tax Expenses	(81,215)	(37,013)	(25,134)
3.11	Deferred Income Taxes	(67,774)	(15,323)	(91,734)
3.12	Participations/Contributions of Profit	-	-	-
3.12.01	Participation	-	-	-
3.12.02	Contribution	-	-	-
3.13	Reversal of Interest on Shareholders’ Equity	-	-	-
3.14	Minority Shareholders'	-	(283)	118
3.15	Net Income (Loss) for the Year	(95,006)	174,255	81,933
	Numbers of Shares (Thousands)	338,739	335,055	292,353
	Earnings per Share ( Reais )		0.52008	0.28025
	Loss per Share ( Reais )	(0.28047)

04.01 Statements of Cash Flows

		Consolidated
Account	Description	12/31/2008	12/31/2007	12/31/2006
4.01	Net cash provided by operating activities	1,291,643	778,409	540,201
4.01.01	Cash generated in operations	984,907	718,226	366,886
4.01.01.01	Net income (loss) for the year	(95,006)	174,255	81,933
4.01.01.02	Equity on Investees	-	25,232	(380)
	Interest expense and Exchange Variance/ Net
4.01.01.03	Monetary	269,259	(18,554)	28,324
4.01.01.04	Loan interest expense	156,403	120,841	9,626
4.01.01.05	Gain/(loss) hedge instruments	(4,977)	33,397	37,254
4.01.01.06	Capital loss in investments	-	-	-
4.01.01.07	Depreciation and amortization	607,204	404,590	195,299
4.01.01.08	Interest Own Share Settled	-	-	-
4.01.01.09	Minority interest	-	283	(118)
4.01.01.10	Deferred income taxes	67,774	15,323	91,734
4.01.01.11	Write off and disposal of assets, net	(6,855)	13,208	7,536
4.01.01.12	Provision for Contingencies	(8,895)	(50,349)	(84,322)
4.01.02	Variations in assets and liabilities	306,736	60,183	173,315
4.01.02.01	(Increase) decrease in receivables	(29,323)	(27,350)	(21,449)
	(Increase) decrease in inventory and other
4.01.02.02	receivables	3,617	(6,762)	(9,288)
4.01.02.03	(Increase) decrease in recoverable taxes	(62,356)	(20,841)	5,850
4.01.02.04	Decrease receivable dividends	-	-	-
4.01.02.05	(Increase) decrease in other assets	18,087	8,023	72,566
4.01.02.06	(Increase) decrease prepaid expenses	7,761	(2,932)	(10,118)
4.01.02.07	(Increase) decrease suppliers and programmers	128,448	57,351	94,899
4.01.02.08	Increase (decrease) in fiscal obligations	77,197	35,696	(129)
4.01.02.09	(Increase) decrease payroll and related charges	78,931	19,627	27,505
	(Increase) decrease provision and other accounts
4.01.02.10	payable	84,374	(2,629)	13,479
4.01.03	Others	-	-	-
4.02	Net cash used in investing activities	(1,372,531)	(643,224)	(490,367)
4.02.01	Investments acquisition	(392,999)	(21,579)	(4,229)
	Acquisition fixed assets, intangible and deferred
4.02.02	charges	(992,943)	(729,393)	(487,894)
4.02.03	Sale permanent assets	3,099	917	1,756
4.02.04	Net cash acquired from acquisition of subsidiaries	10,312	106,831	-
4.03	Net cash provided in financing activities	248,162	(72,036)	153,867
4.03.01	Addition loans and financing	93,503	97,952	906,966
4.03.02	Payments loans and financing	(161,734)	(169,988)	(782,979)
4.03.03	Addition Related Parties	316,393	-	-
4.03.04	Payments related parties	-	-	-
4.03.05	Capital increase and goodwill share issued	-	-	29,880
4.04	Exchange rate on cash and cash equivalents	-	-	-
4.05	Increase (decrease) of cash and cash equivalents	167,274	63,149	203,701
4.05.01	Cash and cash equivalents at beginning of the year	569,606	506,457	302,756
4.05.02	Cash and cash equivalents at end of the year	736,880	569,606	506,457

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 01/01/2008 12/31/2008

Parent Company
Account	Description	Capital	Capital Reserve	Revaluati on Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance begining	5,466,968	285,520	-	-	(3,014,085)	-	2,738,403
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Balance adjusted	5,466,968	285,520	-	-	(3,014,085)	-	2,738,403
5.04	Gain / Loss Period	-	-	-	-	(95,006)	-	(95,006)
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest own share	-	-	-	-	-	-	-
5.05.03	other destinations	-	-	-	-	-	-	-
5.06	Realization profits reserve	73,378	(73,378)	-	-	-	-	-
5.07	Equity stockholders adjustments	-	-	-	-	-	-	-
5.07.01	Marketable securities adjustments	-	-	-	-	-	-	-
5.07.02	Cumulate translation adjustmetns	-	-	-	-	-	-	-
5.07.03	Business combination adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease stockholders	-	-	-	-	-	-	-
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury stocks	-	-	-	-	-	-	-
5.11	Other capital transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Balance ending	5,540,346	212,346	-	-	(3,109,091)	-	2,643,397

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 01/01/2007 12/31/2007

Parent Company
Account	Description	Capital	Capital Reserve	Revaluati on Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance begining	4,072,641	355,924	-	-	(3,188,340)	-	1,240,225
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Balance adjusted	4,072,641	355,924	-	-	(3,188,340)	-	1,240,225
5.04	Gain / Loss Period	-	-	-	-	174,255	-	174,255
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest own share	-	-	-	-	-	-	-
5.05.03	other destinations	-	-	-	-	-	-	-
5.06	Realization profits reserve	70,404	(70,404)	-	-	-	-	-
5.07	Equity stockholders adjustments	-	-	-	-	-	-	-
5.07.01	Marketable securities adjustments	-	-	-	-	-	-	-
5.07.02	Cumulate translation adjustmetns	-	-	-	-	-	-	-
5.07.03	Business combination adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease stockholders	1,323,923	-	-	-	-	-	1,323,923
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury stocks	-	-	-	-	-	-	-
5.11	Other capital transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Balance ending	5,466,968	285,520	-	-	(3,014,085)	-	2,738,403

05.01 STATEMENTS OF STOCKHOLDERS’ EQUITY 01/01/2006 12/31/2006

Account	Description	Capital	Capital Reserve	Revaluati on Reserve	Profit Reserves	Retained Earnings/ Accumulated Losses	Adjustments Evaluation Equity	Shareholders Equity
5.01	Balance begining	3,461,349	430,193	-	-	(3,270,273)	-	621,269
5.02	Prior year adjustments	-	-	-	-	-	-	-
5.03	Balance adjusted	3,461,349	430,193	-	-	(3,270,273)	-	621,269
5.04	Gain / Loss Period	-	-	-	-	81,933	-	81,933
5.05	Destinations	-	-	-	-	-	-	-
5.05.01	Dividends	-	-	-	-	-	-	-
5.05.02	Interest own share	-	-	-	-	-	-	-
5.05.03	other destinations	-	-	-	-	-	-	-
5.06	Realization profits reserve	74,269	(74,269)	-	-	-	-	-
5.07	Equity stockholders adjustments	-	-	-	-	-	-	-
5.07.01	Marketable securities adjustments	-	-	-	-	-	-	-
5.07.02	Cumulate translation adjustmetns	-	-	-	-	-	-	-
5.07.03	Business combination adjustments	-	-	-	-	-	-	-
5.08	Increase/Decrease stockholders	537,023	-	-	-	-	-	537,023
5.09	Computation/Realization Capital Reserve	-	-	-	-	-	-	-
5.10	Treasury stocks	-	-	-	-	-	-	-
5.11	Other capital transaction	-	-	-	-	-	-	-
5.12	Others	-	-	-	-	-	-	-
5.13	Balance ending	4,072,641	355,924	-	-	(3,188,340)	-	1,240,225

06.01 Statements of Added Value 12/31/2008

		Consolidated
Account	Description	12/31/2008	12/31/2007	12/31/2006
6.01	Revenue	4,550,032	-	-
6.01.01	Sales of Goods, Products and Services	4,570,100	-	-
6.01.02	Other Revenues	19,970	-	-
6.01.03	Revenue own assets construction	-	-	-
6.01.04	Bad debt provision/reverse	(40,038)	-	-
6.02	Inputs purchased from third parties	(2,032,032)	-	-
6.02.01	Cost of Services Sold	(1,081,146)	-	-
6.02.02	Materials, Energy, Services Rendered-Others	(928,672)	-	-
6.02.03	Loss/ Recoverable of assets value	-	-	-
6.02.04	Others	(22,214)	-	-
6.03	Gross Value Added	2,518,000	-	-
6.04	Retentions	(607,204)	-	-
6.04.01	Depreciation, Amortization and Depletion	(607,204)	-	-
6.04.02	Net Value Added	-	-	-
6.05	Value Added received as transfers	1,910,796	-	-
6.06	Gross Value Added	113,935	-	-
6.06.01	Result of equity accounting method	-	-	-
6.06.02	Financial Income	113,935	-	-
6.06.03	Others	-	-	-
6.07	Net Value Added to be distributed	2,024,731	-	-
6.08	Distribution of Value Added	2,024,731	-	-
6.08.01	Personnel	484,972	-	-
6.08.01.01	Direct Remuneration	359,770	-	-
6.08.01.02	Benefits	82,992	-	-
6.08.01.03	F.G.T.S.	23,596	-	-
6.08.01.04	Others	18,614	-	-
6.08.02	Taxes and Contributions Payable	1,126,391	-	-
6.08.02.01	Federals	456,930	-	-
6.08.02.02	State	658,413	-	-
6.08.02.03	Municipal	11,048	-	-
6.08.03	Capital from third parties	508,374	-	-
6.08.03.01	Interest	166,437	-	-
6.08.03.02	Rents	92,829	-	-
6.08.03.03	Others	249,108	-	-
6.08.03.03.01	Foreign exchange flutuations	249,108	-	-
6.08.04	Others	(95,006)	-	-
6.08.04.01	Stockholder's equity capital	-	-	-
6.08.04.02	Interest on Shareholder’s Equity Capital	-	-	-
6.08.04.03	Retained earnings/Losses for the year	(95,006)	-	-
6.08.04.04	Participation No Controllers Retained Earnings	-	-	-
6.08.05	Others	-	-	-

Independent Auditors Report

To The Shareholders, Councilors and Board of Directors
Net Serviços de Comunicação S.A.
São Paulo, SP

1. We have examined the individual and consolidated balance sheets of Net Serviços de Comunicação S.A. and its controlled companies as of December 31, 2008 and the related statements of income, changes in stockholder’s equity, cash flows and value added statements corresponding to the period ending on this date, compiled under the responsibility of its Management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted according to auditing rules applicable in Brazil and comprising: (a) work planning, taking into account the relevance of the balances, the volume of transactions and the Company’s accounting and internal control systems as well as its subsidiaries’; (b) proof of evidences, of records supporting the amounts and of the accounting data disclosed; and c) assessment of the most significant accounting practices and estimates adopted by the managements of the company and the subsidiaries, and the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements above referred represent adequately and in all material respects, the financial and interest position of Net Serviços de Comunicação S.A. on December 31, 2008 and the results of its operations, the changes in its Stockholders’ equity as well as the funds origin and application corresponding to the years ended on such dates, in accordance to the accounting practices adopted in Brazil.

4. As mentioned in Note 2, accounting practices adopted in Brazil were altered as of January 1, 2008. The financial statements for the year ended December 31, 2007, submitted in conjunction with the financial statements for 2008, have been prepared in accordance with accounting practices in Brazil in force until December 31, 2007. As allowed by the Brazilian Accounting Standards Committee's (CPC) Technical Pronouncement 13 on Initial Adoption of Law no.11638/07 and Provisional Measure 449/08, statements are not being resubmitted with adjustments for the purpose of comparison between years. The financial statements for the year ended December 31, 2007 were audited by other independent auditors, who issued an unqualified opinion dated January 31, 2008.

São Paulo, February 10, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-1

Maria Helena Pettersson
Accountant CRC-1SP119891/O-0

2008 Management Report

Dear Sirs:

We hereby submit the Management Report and the Financial Statements of Net Serviços de Comunicação S.A. (“Net Serviços” or “Company” or “NET”), for the fiscal year ended December 31, 2008, together with the Independent Auditors’ Report, for the appreciation of our shareholders, subscribers and suppliers, as well as the financial community and society in general.

It gives us enormous satisfaction to share our 2008 achievements with you. We continued to do everything possible to improve the quality of service offered to our clients and launched a series of innovative products that differentiated us from the competition, even in a highly competitive market such as ours. These included: Net Digital HD Max, which combines the convenience of a recorder with the best high-definition programming; Net Fone.com, a triple-play offer which marked our entry into a new and important segment of the population, taking digital inclusion to thousands of Brazilian homes; new Net Vírtua speeds of 3, 6 and 12 Mbps, in order to better meet users’ needs; Net Virtua 5G, the 5th generation broadband service providing ultra-high internet access speeds of up to 300 Mbps through the new network frequency management system, the Docsis 3.0; and a new Pay-TV portfolio, providing segmented programming assortments capable of meeting the most diverse individual and family needs.

We raised the bar in terms of sales and installation. Never in the history of this industry the number of pay-TV subscribers has increased so much as now, and we, who have since the begging believed in the product, led this growth.

In December, Anatel approved the acquisition of the pay-TV and broadband internet companies operating under the BIGTV brand. Accordingly, we began consolidating and integrating BIGTV into our operations, in order to provide the latter’s subscribers with our own, more complete programming, high-quality high-speed broadband access, and voice service, a process that should be concluded in the coming months. In line with our strategy of expanding into complementary regions, we entered into an agreement to acquire ESC90, a cable firm operating in the cities of Vitória and Vila Velha, in Espírito Santo state. This transaction is subject to approval by Anatel.

All of this only serves to underline our confidence in our strategy, every strand of which has proved to be correct and coherent and, above all, successfully implemented by our team.

We are fully aware that 2009 will be a particularly challenging year, mainly due to three factors: the slowdown of the Brazilian economy, increasingly fierce competition and the more stringent customer service regulations. However, we are convinced we can overcome these challenges as we have always done, thanks to our extensive product portfolio, competitive advantages that we have built and, especially, our continued focus on our business strategy.

Our work, today and always, is based on the proud claim that: The World belongs to the NETs’.

1. Operating Performance

We closed the year with 7,977,000 Revenue Generating Units, a 56% increase over 2007. We continued to record strong growth in our existing market, which accelerated still further after the launch of a new product, Net Fone.com.

Pay TV client base closed the year with 3,071,000 subscribers, 24% more than in 2007. The Digital Video client base reached 887,000, 47% up on 2007 and representing a 29% penetration of the total Pay-TV base. Churn rate in the last 12 months came to 14.9%, returning to its level before the increase triggered by the consolidation of Vivax. Of the total number of disconnections, 60% were requested by clients, mostly due to the move to areas not covered by the Company.

Broadband net additions totaled 794,000 in the year, raising the total broadband subscriber base to 2,217,000, 56% up on the previous year. Accordingly, bidirectional household penetration reached 31% and pay-TV base penetration, 72%. Churn rate rose from 17.1% in 2007 to 18.1% in 2008 due to the combination of two factors; (i) most disconnections occur in the first months after subscription when clients are getting used to the service; and (ii) we have been increasingly focusing on the sales of combos and, whenever one household disconnects, it disconnects all the services. As a result, although the absolute disconnection figures of the products seem similar, the churn rate increases in broadband because its base is smaller than that of pay TV.

We launched a new Net Vírtua broadband portfolio, which now offers speeds of 3, 6 and 12 Mbps, replacing the previous 2, 4 and 8 Mbps. In November, we launched Net Virtua 5G, the 5th generation broadband service providing ultra-high internet access speeds. This product is available in a 60 Megabyte version on an experimental basis in certain districts of São Paulo and Rio de Janeiro. The new Net Virtua 5G technology is strengthened by fiber optics and uses the new network frequency management system, Docsis 3.0.

Our Fixed Telephony base ended the year with 1,802,000 subscribers, 190% up year-on-year, while Broadband penetration reached 81%. Our Net Fone.com subscriber base closed the year at 166,000.

2. Financial Performance and Liquidity

a. Analysis of the main balance sheet accounts

At the end of 2008, our Total Assets amounted to R$6.1 billion, 20% more than in 2007.

Our year-end Cash position totaled R$736.9 million, enough to cover 75% of current liabilities and 42% of total debt. If we add account receivables, cash and cash equivalents came to R$ 903 million, covering 91% of current liabilities.

Deferred Assets closed the year at R$ 8.4 million, below the R$ 288.5 million reported at the end of 2007, thanks to the transfer of expenses from subscriber household installations to the fixed assets line in compliance with Law 11.638/07.

Intangible Assets stood at R$ 2,201 million, much higher than the R$ 42.5 million recorded in December 2007, due to the transfer of goodwill, software and brands and patents to this account, also in accordance with Law 11.638/07.

b. Analysis of consolidated results

Annual Net Revenue increased by 34.8%, totaling R$3,690.4 million, versus R$2,738.7 million in 2007, thanks to the 4% rise in ARPU, from R$ 131.34 in 2007 to R$ 136.24, and the 56% growth in the Company’s RGUs.

Operating Costs moved up by 33%, from R$1,318.1 million in 2007 to R$1,749.9 million in 2008, but fell from 48% to 47% as a percentage of net revenue. The absolute upturn was basically due to greater bandwidth consumption as a result of the expanded broadband base and the change in consumption profile. Other contributory factors included the increase in call center costs due to growth of the Net Combo subscriber base, which generates more complex customer services, and higher programming costs due to the expansion of the Pay-TV client base. It’s important to highlight that our costs were not affected by the foreign exchange fluctuations, since they are denominated in Reais (including programming costs).

Selling, General, Administrative and Other expenses stood at R$ 960.8 million, 42.4% up on the R$ 674.8 million reported in 2007. As a percentage of net revenue, SG&A moved up from 25% in 2007 to 26%. Selling Expenses rose 50% mainly due to the higher commissions and intense marketing campaigns, since all the launches were supported by new campaigns. General and Administrative Expenses rose 23% as we spent more with consultant services and infrastructure, to support our new standards.

Bad Debt Expenses totaled R$ 40.0 million in 2008, 12.4% more than the previous year’s figure of R$ 35.6 million. As a percentage of gross revenue, however, they fell from 1.3% to 1.1%, underlining the health of our credit portfolio, despite the entry of a new client segment.

EBITDA Before Selling Expenses totaled R$ 1,371.2 million in 2008, up 29% on the R$ 1,064.7 million in 2007. EBITDA margin before Selling Expenses remained stable at 37% between 2007 and 2008, showing that the Company’s EBITDA margin may rise if there is a slowdown in growth. EBITDA came to R$ 981.7 million, 21.8% up on the R$ 745.7 million posted in 2007, with a margin of 27%.

Depreciation and Amortization expenses totaled R$ 607.2 million, versus R$ 407.1 million in 2007, an increase of 49.2%, mainly due to higher expenses from the depreciation of digital decoders. In 2008, 42% of the client base was using this type of decoder, 59% more than the year before. Amortization expenses were primarily fueled by the increase in the amortization of goodwill from the Vivax acquisition and higher household installation expenses due to the larger subscriber base.

The Net Financial Result was an expense of R$ 318.5 million, versus an expense of R$ 74.0 million in 2007. Financial Expenses rose from R$ 149.4 million in 2007 to R$ 432.5 million in 2008, thanks to the impact of the devaluation of the Real on dollar-denominated debt. Note that NET did not contract any speculative foreign exchange operations and this expense had a purely accounting effect, with no impact on our cash position. We also recorded gains of R$ 5.0 million in 2008 from foreign exchange hedges compared to a loss of R$ 33.4 million in 2007and had a better result of R$ 30.2 million from the elimination of the CPMF financial transaction tax as of the 1Q08. Financial Income climbed by 51.1%, from R$ 75.4 million in 2007 to R$ 113.9 million in 2008, due to the higher average cash position caused by the entry of the funds from the Banco Inbursa loan. It is worth noting that our cash is 100% invested in fixed income assets with first-tier financial institutions.

c. Liquidity

Gross Debt, which includes interest booked and the principal, closed the year at R$ 1,759.8 million, a 56% increase over 2007, mainly due to the loan from Banco Inbursa in 2Q08 and the net amount of R$ 54.6 million raised via Finame throughout the year. The debt amount also increased due to the depreciation of the Brazilian Real against the US dollar.

Net Debt in 2008 totaled R$ 1,022.9 million, against R$ 555.0 million in 2007, an 84% increase. Net Debt/EBITDA ratio rose from 0.69x to 1.04x in 2008, still at a level considered adequate for the Company’s management.

Our investments (Capex) are mostly allocated to acquiring subscribers and include payments to installation personnel, acquisition of equipment and necessary adjustments to infrastructure to support subscriber growth. In another words, our Capex is variable as a function of number of installations. In this context, it is worth noting that the Capex spent on subscriber acquisition has a fast payback and brings an attractive and positive net present value. As a result, we feel comfortable about going ahead with our investment plans and proceeding with our accelerated growth strategy, since the return on these investments is totally in line with the policy on value creation for shareholders. As Capex is mostly variable, it tends to be higher as a percentage of revenue during this period of accelerated growth compared to periods when we are growing at a slower pace. Annual Capex totaled R$ 992.0 million, 29.1% more than in 2007, fueled by the higher number of household installations in 2008, which absorbed R$ 720.3 million of the total.

3. Capital Market

NET’s shares continued to present healthy liquidity on both the Bovespa and the Nasdaq in 2008. Daily traded volume on the Bovespa averaged R$ 31 million, a 45% decrease over the R$ 57 million recorded in 2007. On the Nasdaq, average daily traded volume climbed from US$ 7 million in 2007 to US$ 9 million in 2008.

In terms of price, our preferred share (NETC4) fell by 39%, from R$ 21.70 at end of 2007 to R$ 13.29 at the close of 2008, while the Ibovespa index dropped by 41% in the same period. On the Nasdaq, our ADR (NETC) price closed at US$ 5.82. The company’s market capitalization totaled R$ 4.5 billion.

In terms of capital structure, we are relatively unleveraged and there is no pressure on our debt principal amortization schedule in the short term. Our domestic and global S&P ratings remained unchanged at brAA- and BB, with corresponding Moody’s ratings of Aa3 and Ba2, both of which with a stable outlook.

4. Corporate Governance

We are convinced that the continuous evaluation of internal controls is an essential factor in ensuring sustainable growth. As a result, we are constantly seeking to identify possible business risks, at the same time implementing efficient controls in order to mitigate each one of them. Once again, at the end of the year, after testing these controls, we believe our level of control is appropriate for the Company as a whole. In accordance with the Sarbanes-Oxley Act, on December 31, 2008, both the CEO and CFO, certified the quality of our internal controls.

This is the sixth year in which the CEO and the CFO have certified the quality and integrity of our earnings disclosure based on international standards, including information for the local market. Our Disclosure Committee, implemented in 2003, has been fully consolidated and plays a fundamental role in our disclosure and transparency procedures.

Throughout 2008, we put considerable effort into compliance with Law 11.638/07 and Executive Decree 449/08, marking the beginning of the convergence of BR GAAP with international accounting practices (IFRS). We also began preparing for full adoption of IFRS by investing in staff training, analyzing the changes required and studying the applicable pronouncements on the preparation of the financial statements in line with the new directives.

The permanent Fiscal Council, established in 2005, continues to exercise the functions of the Audit Committee, as required by Sarbanes-Oxley. All of its three members are independent, one of them being elected by the minority shareholders at the Annual General Meeting. It continues to work closely with the Board of Directors in its areas of responsibility, which has facilitated certain important Company decisions concerning such issues as relations with the internal and external auditors and the review and approval of the financial statements in BR GAAP and US GAAP.

Pursuant to the Bovespa’s rules for companies listed on Level II of Corporate Governance, 20% of the Board of Directors is composed of independent members. The current Board comprises 12 members, 7 of which elected by Globo and 3 by Embratel; the remaining 2 are independent and one of these is elected by the minority shareholders at the Annual General Meeting. The Board is supported by a Financial Committee.

In 2008, NET maintained its commitment to exemplary treatment for minority shareholders, based on a planned and structured relationship. We held regular quarterly meetings with several professional associations in the financial area, attended 16 institutional investors’ conferences both in Brazil and abroad, and respected all quiet periods. We held 11 Apimec presentations, speaking to investors in São Paulo, Rio de Janeiro, Belo Horizonte, Brasília and Porto Alegre. We also held our first NET DAY, during which all the senior executives presented strategic and operating details on the Company. In addition, we are always available to clarify issues raised by current and potential investors, as well as the 20 independent analysts that cover the Company.

5. Human Resources

We closed 2008 with 12,227 employees, versus 8,151 in December 2007, an increase of 50%. This growth was concentrated in the sales and installations areas, in order to support our expansion without jeopardizing client service quality.

We are constantly mobilizing our staff to achieve our goals and keep our strategy on course, within an environment characterized by the highest ethical standards and constant professional development. In order to do so, we encourage our employees to take professional upgrading and university extension courses and we also maintain a performance-based compensation plan. The 2008 Profit Sharing Plan (PPR) consists of a bonus payment of up to 3.6 monthly salaries for all employees, plus an additional bonus for certain managers and officers with specific powers in their respective areas, in order to create synergies so the Company as a whole can achieve its targets.

6. Relationship with the Independent Auditors

Our financial statements in BR GAAP and US GAAP were audited by Ernst & Young, which also provided services not relating to auditing, especially regarding changes in the fiscal rules for the preparation of income tax declarations, understanding the IFRS pronouncements applicable to the preparation of the financial statements in line with the new directives, and due diligence related to corporate acquisitions in 2008, the fees for which amounted to R$ 541,000.00, or 33% of total audit fees. These services were carried out in less than a year by specialist teams entirely distinct from those responsible for auditing our financial statements, in line with the Company’s policy of ensuring the external auditors’ objectivity and independence.

All such services are duly analyzed by the Fiscal Council, which, in our case, also exercises the functions of the Audit Committee, as required by U.S. legislation and capital market regulations. Our independent auditors are supervised by the Fiscal Council, which forwards its opinion to the Board of Directors.

7. Acknowledgements

For the sixth consecutive year we have recorded sustainable growth, with a strong increase in our client base, launching innovative products, constantly striving for service excellence and breaking records in several areas.

Our decisions and the execution of our daily tasks are guided by our mission “TO BE THE BEST MULTI-SERVICE CABLE SOLUTION, CONNECTING PEOPLE TO THE WORLD FROM THEIR HOMES”. Every day we seek to deliver products and services that differentiate us from the market and that our clients can receive with satisfaction in the comfort and convenience of their homes.

We would like to thank all of our stakeholders for their support and we hope we can continue to count on you, reaffirming our COMMITMENT TO THE FUTURE in order to ensure the perpetuity of our Company, returns for shareholders, retribution to society and high-quality service for our clients.

Sao Paulo, February 11, 2009

Management

NET SERVIÇOS DE COMUNICAÇÃO S A

1. Operational and Financial Context

Net Serviços de Comunicação S.A. (Company) is engaged in acting directly or holding interest in the capital stock of other companies who are engaged in the distribution of subscription of television signals, providing added-value Internet access services, rendering other telecommunications services, in any other type of signal distribution of any sort, through its own network and on the production of its own local channels, as well as the direct acting on such activities. The Company is also engaged in providing all services to its subsidiaries within the context of corporate, administrative, financial and consultation support.

The main activities of the subsidiaries consist of the distribution of subscription television signals through the several cable networks located in the most important cities of the country. Since 2000, the Company has also offered Internet access services through its cable network in the most important cities in which it operates. The concessions from ANATEL, the regulatory authority for the Brazilian telecommunications industry, for rendering television subscription services were granted to the subsidiaries from 1996 to 2000, for a term of 15 years. Renewal is possible provided that the subsidiaries have satisfactorily complied with the terms of the concession, complied with the Executive Branch regulation and complied with the technical or economic requirements needed for the satisfaction of the needs of the community, including modernization of the system.

Since 2006, in partnership with Empresa Brasileira de Telecomunicações S.A. (Embratel), the Company offers its service Net Fone Via Embratel, which functions as if it were a conventional telephone line and enables users to make local, long distance and international calls to any conventional (fixed) telephone or cellular handset.

1. Operational and Financial Context – continued

     Net Serviços de Comunicação S.A. retains the following interest in the capital of the companies listed below:

	Percentage of interest in share capital
	2008		2007

	Direct	Indirect	Direct	Indirect

Subsidiaries
Net Belo Horizonte Ltda.	-	100.00	-	100.00
Net Brasília Ltda.	-	100.00	-	100.00
Net Rio Ltda.	100.00	-	100.00	-
Net Recife Ltda.	100.00	-	100.00	-
Net São Paulo Ltda.	97.40	2.60	97.40	2.60
Net Campinas Ltda.	-	100.00	-	100.00
Net Indaiatuba Ltda.	100.00	-	100.00	-
Net São Carlos Ltda.	100.00	-	100.00	-
Net Franca Ltda.	100.00	-	100.00	-
Net Sul Comunicações Ltda.	100.00	-	100.00	-
Reyc Comércio e Participações Ltda.	26.94	73.06	26.94	73.06
Net Anápolis Ltda.	-	100.00	-	100.00
Net Bauru Ltda.	9.06	90.94	9.06	90.94
Net Campo Grande Ltda.	-	100.00	-	100.00
Net Goiânia Ltda.	-	100.00	-	100.00
Net Ribeirão Preto Ltda.	12.07	87.93	12.07	87.93
Net São José do Rio Preto Ltda.	-	100.00	-	100.00
Net Sorocaba Ltda.	-	100.00	-	100.00
Horizonte Sul Comunicações Ltda.	-	100.00	-	100.00
DR – Empresa de Distribuição e Recepção de TV Ltda.	-	100.00	-	100.00
Antenas Comunitárias Brasileiras Ltda.	-	100.00	-	100.00
Net Paraná Comunicações Ltda.	-	100.00	-	100.00
Net Florianópolis Ltda.	78.13	21.87	78.13	21.87
Net Maringá Ltda.	-	100.00	-	100.00
Net Arapongas Ltda.	-	100.00	-	100.00
Televisão a Cabo Criciúma Ltda.	40.00	60.00	40.00	60.00
Net Londrina Ltda.	-	100,00	-	100,00
Net Jundiaí Ltda.	-	-	100.00	-
Jacareí Cabo S.A.	-	83.00	-	83.00
TV Eucalipto Ltda.	-	100.00	-	100.00
TV Mogno Ltda.	-	100.00	-	100.00
Horizon Line Brasil Ltda.	8.18	91.82	8.18	91.82
Canbras TVA Cabo Ltda.	-	100.00	-	100.00
614 TVH Vale Ltda.	-	100.00	-	100.00
Vivax Ltda.	100.00	-	100.00	-
614 Telecomunicações Ltda. - Big TV	100.00	-	-	-
614 Serviços de Internet Maceió Ltda. - Big TV	-	100.00	-	-
614 TVT Maceió S.A. - Big TV	50.00	50.00	-	-
614 Serviços de Internet João Pessoa Ltda. - Big TV	-	100.00	-	-
614 TVP João Pessoa S.A. - Big TV	50.00	50.00	-	-
614 Interior Linha S.A. - Big TV	-	100.00	-	-
Zerelda Participações Ltda. - Big TV	-	100.00	-	-
TV a Cabo Guarapuava Ltda. - Big TV	-	100.00	-	-
TV Jacarandá Ltda. - Big TV	-	100.00	-	-
TV a Cabo Cascavel Ltda. - Big TV	-	100.00	-	-
EBS Empresa Brasileira de Sinais Ltda. - Big TV	-	100.00	-	-
TVC Oeste Paulista Ltda. - Big TV	-	100.00	-	-
614 TVG Guarulhos S.A. - Big TV	-	100.00	-	-

1. Operational and Financial Context - continued

Acquisition of shares

On December 12, 2008, the Brazilian Telecommunications Agency (Anatel) approved the acquisition of a controlling shareholder interest in companies operating in the pay-TV and broadband Internet market under the "BIGTV" brand, and on December 29, 2008 the Company concluded its acquisition of 100% of the shares representing the capital of these companies as stated in note 9.

On 31 March 2008, continuing the process of corporate restructuring, Net Serviços de Comunicação S.A. incorporated the subsidiary Jundiaí Net Ltda.

On June 11, 2007 the Company acquired control of VIVAX with approval from the Brazilian Telecommunications Agency (Anatel) and began to fully consolidate VIVAX and its investments as of June 2007. The cost of acquisition of controlling shareholder interest in VIVAX involved goodwill of R$ 1,672,231 based on expected future profitability, as determined by a technical report and duly approved by management.

New acquisition subject to regulatory approval

On August 29, 2008, the Company, EDP – Energias do Brasil S.A. and the other shareholders which operate under the ESC90 brand entered into “Private Instrument for Purchase and Sale of Shares” under which the Company has the objective of acquiring 100% of the stock representing the capital of ESC 90 Telecomunicações Ltda., major cable-TV and broadband service provider in the cities of Victoria and Vila Velha, state of Espírito Santo. The acquisition of control is subject to prior authorization from the Brazilian Telecommunications Agency (Anatel – Agência Nacional de Telecomunicações). At the time of the press announcement, the financial commitment arising from this acquisition was R$ 94,600, subject to adjustments based on contractual conditions on the date of concluding the agreement.

In addition to having common and preferred shares traded at Bovespa, the Company holds preferred shares traded at NASDAQ as ADS (American Depositary Shares) in the United States of America and is subject to the SEC (Securities and Exchange Commission) regulations. Each ADS represents 1 preferred share traded under the code NETC.

The Company has also preferred shares that are traded on the LATIBEX, the Madrid stock exchange, and is therefore subject to the regulations of the Comisión Nacional del Mercado de Valores (CNMV), which are complied with on the basis of the existing requirements in Brazil and in the United States of America.

1. Operational and Financial Context - continued

The Company executed a Contract for the Adoption of Level 2 Corporate Governance Distinct Practices with Bovespa – Bolsa de Valores de São Paulo (São Paulo Stock Exchange), created to distinguish a select group of companies, which commit to adopting the distinct Corporate Governance practices. The annual and quarterly financial statements of the Company include additional BOVESPA requirements. According to the Company’s Bylaws, any disputes and controversies arising from or related to its Bylaws, Level 2 Regulation, the provisions of Law no. 6404/76, the regulations enacted by the National Monetary Council, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Arbitration Clause).

In order to meet the requirements of the markets in which it operates, the Company has a policy of disclosing its corporate Financial Statements annual and three–month periods in accordance with generally accepted accounting principles in the United States of America (USGAAP) disclosed at the same time as financial statements.

2. Preparation Basis and Presentation of the Financial statements and Initial Adoption of Law no. 11638/07 and Temporary Measure no. 449/08

Authorization for the conclusion of these financial statements was provided by the board meeting held February 10, 2009.

The individual and consolidated financial statements of the Company and its subsidiaries for the period ended December 31 2008 were prepared in compliance with the accounting practices adopted in Brazil, complementary regulations issued by Exchange Commission (CVM), technical statements of the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis CPC) and the Corporation Law as amended by Law no. 11638/07 and Temporary Measure no. 449/08.

In accordance with CVM Resolution no. 565 of December 17, 2008, which approved the CPC's Pronouncement 13 - Initial Adoption of Law no.11638/07 and Provisional Measure no. 449/08, the Company set the date for transition to the new accounting practices as December 31, 2007. The transition date is defined as the starting point for the altered accounting practices adopted in Brazil, and is the date on which the Company prepared its initial balance sheet adjusted for these new 2008 accounting instruments.

The Brazilian Accounting Standards Committee's Pronouncement 13 relieved companies of the obligation to implement the provisions of NPC 12 and CVM Resolution no. 506/06 on Accounting Practices, Changes in Accounting Estimates and Correction of Errors for the initial adoption of Law no.11638/07 and Provisional Measure no. 449/08. In addition to discriminating the effects of adopting the new accounting practices in the retained profits or losses account, this Resolution no. requires companies to show the opening balance for accounts or groups of accounts relating to the earlier period for the purpose of comparison, and requires other comparative numbers to be presented as if the new accounting practices had always been in use. As provided below, the initial adoption of Law no. 11638/07 and MP No. 449/08 did not result in any changes to accounting practices, the retroactive application of which would have been required.

The Company took this option as allowed in CPC 13 and reflected adjustments arising from altered accounting practices against the retained earnings account on January 1, 2008. The financial statements for the year ended December 31, 2007, presented in conjunction with the financial statements of 2008, were prepared in accordance with accounting practices adopted in Brazil in force until December 31, 2007, and as permitted by the CPC's Technical Pronouncement 13 - Initial Adoption of Law No. 11638/07 and Temporary Measure no. 449/08, the statements are not being resubmitted with adjustments for the purpose of comparisons between the years.

2. Preparation Basis and Presentation of the Financial statements and Initial Adoption of Law no.11638/07 and Temporary Measure no. 449/08 - continued

The above-mentioned altered accounting practices that have effects on the preparation or submission of financial statements for the year ended December 31, 2008 and the opening balance sheet at January 1, 2008, were measured and recognized based on the following pronouncements by the Accounting Standards Committee and approved by the Brazilian Securities Commission (CVM) and the Federal Accounting Council, :

• Conceptual Framework for Preparation and Presentation of Financial Statements, approved by CVM Resolution no. 539 of December 14, 2008;
• CPC 01 Asset Impairment, approved by CVM Resolution no. 527of November 1, 2007;
• CPC 02 - Effects of the Altered Exchange Rates and Conversion of Financial Statements, approved by CVM Resolution no. 534 of January 29, 2008;
• CPC 03 - Cash flow Statement , adopted by CVM Resolution no. 547 of August 13, 2008;
• CPC 04 - Intangible Assets, approved by CVM Resolution no. 553 of November 12, 2008;
• CPC 05 - on Related Party Disclosure, adopted by CVM Resolution no. 560 of December 11, 2008;
• CPC 08 Transaction Costs and the Premiums on Issue of Securities, approved by CVM Resolution no. 556 of November 12, 2008;
• CPC 09 - Value-Added Statement , approved by CVM Resolution no. 557 of November 12, 2008;
• CPC 12 - Adjustment to Present Value, approved by CVM Resolution no. 564 of December 17, 2008;
• CPC 13 - Initial Adoption of Law no.11638/07 and Temporary Measure no. 449/08, approved by CVM Resolution no. 565 of December 17, 2008;
• CPC 14 - Financial Instruments: Recognition, Measurement and Disclosure, approved by CVM Resolution no. 566 of December 17, 2008.

2. Preparation Basis and Presentation of the Financial statements and Initial Adoption of Law no.11638/07 and Temporary Measure no. 449/08 - continued

The initial balance sheet of December 31, 2007 (transition date) was prepared considering the following required exceptions and optional exemptions allowed by CPC accounting pronouncement 13:

a) Exemption in relation to submission of comparative financial statements:

The 2007 financial statements were prepared on the basis of accounting standards in force in 2007. The Company took the option referred to in CPC 13 of not adjusting 2007 financial statements to 2008 accounting standards.

b) Exemption in relation to classification of financial instruments on their original date of registration:

Although CPC 14 determines the classification of financial instruments to be made at the time of their original registration, for the purposes of the initial adoption of the new practices, CPC 13 allows for them to be classified on the transition date, which is the option the Company took.

c) Exemption in relation to maintaining balances in deferred assets until their realization:

The Company reclassified all balances recognized in the deferred assets group relating to spending on facilities in homes of subscribers to the fixed assets group. The Company decided to maintain the other balances recognized in the deferred assets group until full amortization, subject to recovery analysis.

As required by CPC 13, the Company performed impairment analysis for these balances under CPC 01 – Asset impairment, and did not identify any indication of impairment.

d) Exemption in relation to calculating adjustment to present value:

The Company measured adjustment to present value based on global calculations of outstanding balances of each group of accounts of monetary assets and liabilities, and applied discount rates based on market assumptions on the transition date. Adjustment to current value was not recorded due to its insignificant effect. The items in each group of accounts that were subject to global calculation have uniform characteristics.

2. Preparation Basis and Presentation of the Financial statements and Initial Adoption of Law no.11638/07 and Temporary Measure no. 449/08 - continued

e) Exemption in relation to submitting valued-added statements not indicating values corresponding to the previous period

The Company decided to submit value-added statements exclusively for the year ended December 31, 2008, not indicating the values corresponding to the previous year, and not to submit statements of origin and use of funds for years ended after January 1, 2008.

f) Neutrality for tax purposes of the initial application of Law no.11638/07 and Temporary Measure no. 449/08:

The company opted for the Transition Tax Regime (RTT) introduced by Temporary Measure no. 449/08, under which income tax (IRPJ), social contribution on net income (CSLL), contribution on revenue (PIS) and social security financing (COFINS) for the two-year period 2008-2009, continue to be determined under the accounting methods and criteria stated in Law no.6404 of December 15, 1976, as in force on 31 December 2007. Therefore, deferred income tax and social contribution calculated on the adjustments arising from the adoption of new accounting practices derived from Law no.11638/07 and Temporary Measure no. 449/08 were recognized in the Company's financial statements, when applicable, in accordance with CVM Instruction 371. The Company will refer to this option in its 2009 Corporate Declaration of Economic –Physical Information (DIPJ) .

g) Exemption in relation to amortization of goodwill and retroactive recognition of intangible assets:

Goodwill premiums recognized by the Company were amortized by December 31, 2008.

h) Exemption in relation to premiums received on debenture issues and investment donations and subsidies:

In relation to premiums received on debenture issues prior to December 31, 2008, the Company maintained the same accounting treatment in effect on the date they were originated, including the corresponding balances in the capital reserve account.

2. Preparation Basis and Presentation of the Financial statements and Initial Adoption of Law no.11638/07 and Temporary Measure no. 449/08 - continued

i) Exemption in relation to first periodical valuation of economic useful life of fixed asset items:

The Company had already adopted the procedure of periodically reviewing estimated useful economic life of fixed assets in order to determine their depreciation rates.

As a result of this valuation, the operating licenses of the Vivax and BIG TV subsidiaries that were originally granted for a period of 15 years and renewable for successive periods of 15 years were classified as intangible assets with indefinite useful life, and their amortization ceased as of January 1, 2008.

Even though the change to estimated concessions shall have a prospective application to meet the requirements for disclosure of the effects of adopting the new accounting practices, the table below provides a brief description and numbers for impact on equity and income of the controlling company on a consolidated basis, for the only change introduced by Law no. 11638/07 and Temporary Measure no. 449/08 that affected prospectively the Company's financial statements:

	12/31/2008

	Losses for the year	Net Shareholder equity

Law no.11638/07 and MP no. 449/08	(95,006)	2,643,397
Cessation and amortization of licenses	(6,659)	(6,659)

Under 2007 accounting standards	(101,665)	2,636,738

Changes to initial balance sheet on the transition date of December 31, 2007, which resulted from the application of Law no. 11638/07 and Provisory Measure no. 449/08, are described and quantified as follows:

	Controlling Company

	Balances on 12/31/2007

Account	Prior to Reclassifications	Values	After Reclassifications

Prepaid Expenses - current (a)	3,009	(2,882)	127
Prepaid Expenses - non-current (a)	5,633	(5,633)	-
Investments (b)	3,603,934	(1,693,934)	1,910,000
Property, Plant and Equipment (c) e (d)	44,240	(36,906)	7,334
Intangible (b) e (c)	-	1,730,840	1,730,840
Deferred (d)	-	-	-
Loans and financing - current (a)	(2,497)	2,277	(220)
Loans and financing – long-term (a)	(265,695)	2,774	(262,921)
Debentures - current (a)	(4,932)	605	(4,327)
Debentures - long-term (a)	(580,000)	2,859	(577,141)
Future Income Results (e)	-	-	-
Deferred revenues (e)	-	-	-

	2,803,692	-	2,803,692

2. Preparation Basis and Presentation of the Financial statements and Initial Adoption of Law no.11638/07 and Temporary Measure no. 449/08 - continued

		Consolidated

	Balances on 12/31/2007

Account	Prior to Reclassifications	Values	After Reclassifications

Prepaid Expenses - current (a)	24,955	(2,882)	22,073
Prepaid Expenses - non-current (a)	7,457	(5,633)	1,824
Investments (b)	1,830,052	(1,825,753)	4,299
Property, Plant and Equipment (c) e (d)	1,504,360	194,590	1,698,950
Intangible (b) e (c)	42,494	1,913,680	1,956,174
Deferred (d)	288,523	(282,517)	6,006
Loans and financing - current (a)	(19,736)	2,277	(17,459)
Loans and financing – long-term (a)	(519,975)	2,774	(517,201)
Debentures - current (a)	(4,932)	605	(4,327)
Debentures - long-term (a)	(580,000)	2,859	(577,141)
Future Income Results (e)	(41,520)	41,520	-
Deferred revenues (e)	-	(41,520)	(41,520)

	2,531,678	-	2,531,678

(a)	Reclassification of transaction costs classified as prepaid expenses to loans, financing and debentures.
(b)	Reclassification of goodwill arising from company acquisition classified as investment to intangible.
(c)	Reclassification software developed internally and acquired from third parties in property, plant and equipment in the amounts of R$37,023 to Controlling Company and R$87,927 to Consolidated.
(d)	Reclassification of residential installation expenses from deferred to property, plant and equipment.
(e)	Reclassification of future earnings to deferred revenue in non-current liabilities.

2. Preparation Basis and Presentation of the Financial statements and Initial Adoption of Law no.11638/07 and Temporary Measure no. 449/08 - continued

Differences in accounting practices between financial statements as compiled here and USGAAP

On December 31, 2008, the conciliation of corporate income and net equity with the financial statements prepared in accordance with USGAAP is as shown below:

	Shareholder’s

	Profit (loss)	equity

In accordance with Brazilian Corporation Law	(95,006)	2,643,397
Deferred adhesion charge revenue	3,019	(2,916)
Differences due to criteria in capitalizing expenses due to subscriber installations	(5,599)	36,922
Deferral of incentives received from suppliers of programming	774	(4,416)
Depreciation and amortization	2,690	132,783
Differences due to criteria in determining premium paid on acquisitions of investments	100,978	540,694
Income Tax	19,017	(221,797)
PP&E and deferred	(1,693)	(220,516)
Write-down of investments	(3,000)	(3,000)
Other	(3,413)	(4,612)

USGAAP	17,767	2,896,539

The nature of the main differences in accounting practices between the financial corporate and prepared statements and in accordance with USGAAP is as follows:

Goodwill premiums for business combinations: In accordance with USGAAP goodwill premium on company acquisitions is recognized after determining fair value of all assets and liabilities acquired and is not amortized but their recovery tested annually.

Income tax: In accordance with USGAAP (SFAS 109 "Income Taxes") deferred income tax and social contributions must be recognized when there is a difference between the tax base and accounting base for assets and liabilities recorded in financial statements, except for goodwill generated by a business combination when the tax on deferred income and social contribution must be recognized at the time of the actual tax benefit reducing the balance of own goodwill generated on acquisition.

2. Preparation Basis and Presentation of the Financial statements and Initial Adoption of Law no.11638/07 and Temporary Measure no. 449/08 - continued

Property, plant and equipment and deferred charges - Depreciation and Amortization The cost of property, plant and equipment assets in USGAAP differs from the cost determined by Brazilian Corporation Law because until 1997 Brazil was considered a high-inflation country and in accordance with USGAAP (SFAS 52 "Foreign Currency Translation"), up to that date, purchases of non-monetary items were converted based on the exchange rate on the day of purchase, affecting depreciation and amortization quotas. Additionally, assets acquired as part of the business combinations were recorded in USGAAP at their fair market value, while they remained at historical accounting value in corporate ledgers.

3. Description of the significant accounting practices

a. Statement of income

The results of operations are calculated in compliance with the accounting regime on an accrual basis for the fiscal year. Income from services is recorded in the statements of income when it is realized. Income is not recorded if there are significant uncertainties as to its realization. Interest revenues and expenses are recognized using the effective interest rate method.

b. Use of estimates

Accounting practices adopted in Brazil require that Management uses estimates to record certain transactions which affect the assets and liabilities, income and expenses as well as to disclosures in certain financial statements. The final results of these transactions and information related to their effective realization in subsequent periods may differ from these estimates. The main estimates related to the Company's financial statements are reviewed quarterly and annually and refer to: provision for doubtful accounts receivable, deferred income tax assets, provision for contingencies, provision for inventory losses, useful life of equipment and market value of the derivatives.

c. Foreign Currency

Foreign currency assets and liabilities were translated into Reais at the rate of exchange on the closing date of the balance sheet and the differences arising from the currency translation were recorded in income for the fiscal year. Gains or losses arising from restating these assets and liabilities are recognized as financial revenues or expenses.

3. Description of the significant accounting practices

d. Financial instruments

Financial instruments are recognized only from the date on which the Company becomes part of the contractual provisions therein. When recognized, they are initially recorded at their fair value plus transaction costs directly attributable to their acquisition or issue, except for financial assets and liabilities classified in the fair value category through earnings, in which case these costs are directly entered in earnings for the period. Their subsequent measurement takes place at each balance sheet date in accordance with the rules for each type of classification of financial assets or liabilities as (i) financial assets and liabilities measured at fair value through earnings, (ii) held to maturity, (iii) loans and receivables and (iv) available for sale.

e. Cash and cash equivalents

Cash and cash equivalents include cash, balances in bank accounts and financial investments redeemable within 90 days from the balance sheet date, with insignificant risk of alterations in their market value, classified in the category of financial assets measured at fair value with a corresponding entry in earnings. These investments are valued at cost, plus interest through balance sheet date, and marked to market with the gain or loss recorded in income for the year.

f. Accounts Receivables

Receivables are shown according to the realization value. This provision is established on the basis of the subscriber’s history of default and its amount is deemed sufficient by Management to cover any losses in the realization of accounts receivable.

g. Inventories

Valued at the average cost of acquisition which does not exceed the market value. And when necessary, a provision for obsolescence has been recorded.

3. Description of the significant accounting practices

h. Fixed assets

Property, plant and equipment are recorded at acquisition or construction cost. Depreciation is provided using the straight-line method at the annual rates mentioned in note 9, which take into account the estimated useful lives of the assets. Management’s estimates regarding the useful life of the assets comprising the signal distribution network are reviewed periodically to reflect the technology and merchandising changes. Materials to be used in the construction of external and internal networks are classified under property, plant and equipment (equipment, cables, reception terminals etc.) as inventory to be used and are valued at the average cost of acquisition, minus a provision for losses when appropriate. Expenses for repairs and maintenance of the signal distribution network are charged to income.

The recoverable amount of items comprising the fixed assets, which is reviewed on an annual basis or derives from events and circumstances or economic, operational or technological changes indicating loss of value.

i. Intangible

The goodwill recognized on the acquisition of investments economically based on the expectation of future profits were paid out until December 31, 2008. Recovery of book balance is tested every year or derives from events or circumstances indicating loss of value. For recovery test purposes, premiums are allocated to the cash generating unit in the way how they are monitored by the Management. The determination of recoverable amount is based on economic evaluation models that include the discounted future cash flow and analysis of comparable market data.

Intangible assets with indefinite useful life are not amortized and are subject to annual impairment tests.

Intangible assets with defined useful life are amortized according to their estimated economic life, and are also submitted to testing for analysis of their recoverable amount.

3. Description of the significant accounting practices

j. Other assets and liabilities

Assets and liabilities are classified as current if their realization or settlement is estimated to occur within the next 12 months, otherwise they are shown as non-current.

A liability is recognized in the balance sheet when the Company has a legal obligation or as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the specific risks.

An asset is recognized in the balance when it is probable that its future economic benefits will be generated for the Company, and when its cost or value securely measured.

k. Adjustment to present value of assets and liabilities

Long-term monetary assets and liabilities are adjusted to their present value, as are short-term items, if the effect is considered relevant in relation to the financial statements taken as a whole. The adjustment to present value is calculated taking into account contractual cash flows and the explicit interest rate, or implicit rate in some cases, for these assets and liabilities; if significant, such interests are reallocated to the financial expenses and revenue lines in earnings.

l. Income tax and social contribution

Current and deferred income and social contribution taxes are calculated on the basis of rates of 15% plus a surcharge of 10% on taxable income in excess of R$ 240 for income tax and 9% on taxable income for the social contribution tax on net income and recognized in earnings on an accrual basis.

Deferred tax credits arising from tax loss or negative basis for social contribution tax are recognized only to the extent that it is likely there will be a positive taxable base.

Some companies suffer losses and fail to meet the criteria that govern the recognition of this kind of fiscal credit, which are only recognized when benefits are used.

3. Description of the significant accounting practices – continued

m. Cash flow and value added statements

Cash flow statements were prepared and are being submitted in accordance with CVM Resolution no. 547 of August 13, 2008, which approved CPC Accounting Pronouncement 03 - Cash Flow Statement, issued by the Brazilian Accounting Standards Committee (CPC). Value-added statements were prepared and are being submitted in accordance with CVM Resolution no. 557 of November 12, 2008 which approved CPC Accounting Pronouncement 09 - Value-Added Statement, issued by the CPC.

4. Consolidated financial statements

The consolidated financial statements include the statements of Net Serviços de Comunicação S.A. and the companies in which the Company holds direct or indirect, shown in Note 1, whose reporting periods coincide with those of the controlling company and accounting policies are uniform.

The consolidation process of the asset accounts and of the result totals horizontally the balances of asset and liability accounts and income and expenses according to their nature, complemented by the eliminations of the following:

• Parent Company interest held in share capital, reserves and retained earnings of the consolidated;

• Balances of assets and liabilities accounts resulting from transactions among the consolidated companies;

• Balances of revenues and expenses arising from significant transactions conducted between consolidated companies.

5. Cash and cash equivalents

	Controlling Company		Consolidated

	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Cash and banks	6,612	11,025	124,789	61,729
Certificates of bank deposit	141,172	-	252,901	4,449
Exclusive Funds	41,545	74,461	-	-
Fixed income investment funds	-	-	359,190	503,428

	189,329	85,486	736,880	569,606

Certificates of bank deposits (CDBs) are remunerated at an average rate of 100% of the CDI fluctuation (13.62% on 2008). CDBs are issued by first-line banks and feature daily liquidity, guaranteed repurchase, post-fixed remuneration as a percentage of the interbank rate, or CDI, valuation daily, registration with CETIP (clearinghouse) and immediate and full portability.

The fixed-income investment funds are represented by exclusive fixed-income investment funds, whose assets are mainly Certificates of bank deposits CDB and other public securities, especially LFT, LTN, NTNB, NTNF and NTNI.

6. Receivables

	Controlling Company	Consolidated

	12/31/2008	12/31/2008	12/31/2007

Subscriber accounts receivable	2,726	399,047	318,308
(-) Deferred income	(1,595)	(194,979)	(156,216)
(-) Provision for doubtful accounts	(215)	(37,963)	(29,764)

	916	166,105	132,328

The average term for receipt from subscribers is approximately 30 days and the Company does not have any outstanding amounts receivable from subscribers older than 180 days. The balance of the doubtful accounts receivable provision is made up of accounts receivable balances over 90 days in arrears.

7. Inventories

	Controlling Company	Consolidated

	12/31/2008	12/31/2008	12/31/2007

Material for maintenance of networks	505	28,747	35,969
Material for technical assistance	87	33,010	29,928
Provision for obsolescence	-	-	(1,941)

	592	61,757	63,956

8. Deferred and recoverable taxes

	Controlling Company		Consolidated

	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Recoverable taxes:
Withholding taxes	25,099	11,056	37,996	34,613
Recoverable federal taxes	6,184	1,661	94,041	45,511
Other	41	-	18,622	7,502

	31,324	12,717	150,659	87,626

Current	72	-	100,357	44,848
Non-Current	31,252	12,717	50,302	42,778

Income tax:
Tax losses	-	-	266,085	266,243
Temporary Differences	-	-	17,195	18,269

	-	-	283,280	284,512
Social contribution:
Negative base	-	-	98,413	99,650
Temporary Differences	-	-	6,207	5,884

	-	-	104,620	105,534

			387,900	390,046
Tax credits arising from goodwill upon
merger	-	-	8,503	74,128

	-	-	396,403	464,174

Current	-	-	57,480	73,108
Non-Current	-	-	338,923	391,066

Roll-forward of deferred income and social contribution tax on tax losses, negative social contribution tax base and temporary differences		Tax losses and negative tax base	Temporary Differences	Total

Balances on December 31, 2006		314,226	17,778	332,004
Constitution of Income Tax and Social Contribution taxes on tax losses and negative tax bases		52,197	96,472	148,669
Contribution of Income Tax and Social Contribution taxes to tax losses and negative tax bases		(530)	(90,096)	(90,626)

Balances on December 31, 2007		365,893	24,154	390,047
Constitution of Income Tax and Social Contribution taxes on tax losses and negative tax bases		6,019	25,085	31,104
Contribution of Income Tax and Social Contribution taxes to tax losses and negative tax bases		(7,414)	(25,837)	(33,251)

Balances on December 31, 2008		364,498	23,402	387,900

8. Deferred and recoverable taxes - continued

The schedule of the estimates for realizing deferred taxes on tax losses, negative social contribution tax bases and temporary differences calculated on the basis of projections for future income and discounted to present values by the Weighted Average Cost of Capital (WACC) of the Company submitted to and approved by the board as follows:

2009	51,108
2010	38,348
2011	41,126
2012	50,387
2013 a 2015	206,547
2016 a 2018	384

387,900

The tax credits corresponding to amortized installments against taxable income in the short term have been recorded under current assets.

The estimates for recovery of tax credits are supported by the projections of taxable income considering several financial and business assumptions prevailing at the fiscal year ended on 2008. Consequently, the estimates are subject to not being realized due to the uncertainties inherent to what has been forecast.

The Company has not recognized as assets its tax benefits relating to tax losses, negative basis and temporary differences of certain subsidiaries, which are to be incorporated in accordance with the Company's restructuring plan. These benefits are being recognized to the extent they are realized while the restructuring depended on regulatory authorization.

The Company and its subsidiaries have tax losses and negative social contribution tax bases in the calculation of taxable income to offset against 30% of annual taxable income in the following amounts with no statute of limitations:

	12/31/2008			12/31/2007

	Income Tax	Social Contribution	Total	Income Tax	Social Contribution	Total

Consolidated	3,616,531	4,197,964	-	3,420,023	3,900,974	-
Fiscal credits	904,133	377,817	1,281,950	855,006	351,088	1,206,094
Fiscal credits - Recognized	(266,085)	(98,413)	(364,498)	(266,243)	(99,650)	(365,893)

Fiscal credits – No recognized	638,048	279,404	917,452	588,763	251,438	840,201

8. Deferred and recoverable taxes - continued

The reconciliation of the expenses tax rates and income tax and social contribution tax expenses calculated by applying the tax rate combined with the expenses presented in the statements of income is as follows:

	Controlling Company		Consolidated

	2008	2007	2008	2007

Profit (loss) before income and social contribution taxes	(94,987)	174,255	53,983	226,874

Revenues before income tax and social contribution at face value of 34%	32,296	(59,247)	(18,354)	(77,137)

Permanent (additions)/ exclusions:
Non-deductible expenses	(34,809)	(8,772)	(21,702)	(18,277)
Income and social contribution taxes
Multi-risk property insurance	133,756	87,319	-	(8,579)
Non-taxable revenues	-	-	2,483	-

Other reconciliation items:
Income tax and social contribution on tax losses and negative base for the period, not made	(94,612)	(10,876)	(97,202)	(11,778)
Income tax and social contribution on temporary differences for the period not made	(36,631)	(8,424)	(43,026)	(8,067)
Compensation for tax losses and negative base from previous years, not constituted in accounts	-	-	27,799	64,630

Other	(19)	-	1,013	6,872

Income Tax and Social Contribution for the Period	(19)	-	(148,989)	(52,336)

Actual rate	-	-	276.0%	23.1%

Remaining fiscal credits derived from converted premiums are as follows:

	Consolidated

	12/31/2008	12/31/2007

Net São Paulo Ltda.	-	49,105
Net Rio Ltda.	-	2,073
Net Belo Horizonte Ltda.	-	8,076
Net Brasília Ltda.	8,503	14,874

	8,503	74,128

During the period ended on June 2008, the operators amortized, for tax purposes, credits in the amount of R$ 65,625 (R$84,983 on December 31, 2007), which generated tax benefits of R$ 65,625 (R$84,983 on December 31, 2007) as a deductible expense in the operators’ taxable income. Additionally, there was an utilization of credits of R$ 2,992 amortized in previous fiscal years, resulting in a fiscal benefit of R$ 68,617 used in the fiscal year (R$ 84,535 on December 31, 2007). The Management estimates that in 2009 it will use credits in the amount of R$ 6,372 as deductible expenses, thus completing the use of the remaining balance of R$ 2,131 by 2010.

9. Investments

	Controlling Company		Consolidated

	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Investments in subsidiaries and associated companies	2,095,568	1,905,865	-	-
Goodwill on the acquisition of investments (*)	-	1,693,934	-	1,825,753

Premium as difference in relation to market value of fixed assets ( ** )	24,339	-	-	-

	2,119,907	3,599,799	-	1,825,753
Other Investments	3,000	4,135	3,163	4,299

	2,122,907	3,603,934	3,163	1,830,052

(*) These values were classified under intangible assets in accordance with Law no.11638/07, as shown in Note 11.
( ** ) Value of fixed assets of BigTV subsidiary acquired December 29 , 2008.

Detailed information regarding the breakdown and the transactions concerning investments as well as relevant information related to the subsidiaries are as follows:

a) Movement of investments and provisions for liability not covered

Companies	Balances on 12/31/2007	Additions through acquisitions of companies	Interest on own capital		Write-off/ Dividends	Equity equivalence	Balances on 12/31/2008

Investments in subsidiaries:
Net São Paulo Ltda.	742,497	-	(35,776)	(a)	(136,365)	133,935	704,291
Net Rio Ltda.	552,009	-	(31,134)		-	115,574	636,449
Net Jundiaí Ltda.	17,117	-	(15)	(b)	(14,517)	(2,585)	-
Net Franca Ltda.	5,363	-	(303)		-	1,542	6,602
Net Recife Ltda.	5,462	-	(9)		-	204	5,657
Net Sul Comunicações Ltda.	219,900	-	(12,436)		-	64,087	271,551
Net São Carlos Ltda.	4,265	-	(245)		-	2,465	6,485
Net Indaiatuba Ltda.	3,375	-	(192)		-	464	3,647
Net Florianópolis Ltda.	178,540	-	(10,106)		-	40,431	208,865
Reyc Comércio e Participações Ltda.	14,316	-	-		-	(893)	13,423
Net Bauru Ltda.	820	-	-		-	106	926
Net Ribeirão Preto Ltda.	3,214	-	-		-	1,067	4,281
Televisão a Cabo Criciúma Ltda.	387	-	-		-	247	634
614 Telecomunicações Ltda. – BigTV	-	25,896	-		-	-	25,896
614 TVT Maceió S.A – BigTV	-	11,305	-		-	-	11,305
614 TVT Joao Pessoa S.A –
BigTV	-	9,199	-		-	-	9,199
Vivax Ltda.	158,600	-	(9,014)		-	36,771	186,357

	1,905,865	46,400	(99,230)		(150,882)	393,415	2,095,568
Liability exposure (**):
Horizon Line Brasil Ltda.	-	-	-		-	(15)	(15)

	1,905,865	46,400	(99,230)		(150,882)	393,400	2,095,553

(a) dividends
(b) write-offs

(**) These amounts are classified in the heading related parties classified in the non current liability, deducted from the corresponding subsidiary companies' receivables.

9. Investments - continued b) Information related to subsidiaries

	12/31/2008

Companies	Quotas (thousand)	Shareholder’s equity	Capital Stock	Income	Investment	Effect on the Controlling Company Results

Subsidiaries:
Net São Paulo Ltda.	42,830	723,065	497,759	137,506	704,291	133,935
Net Rio Ltda.	31,877,481	636,449	318,775	115,574	636,449	115,574
Net Jundiaí Ltda. ( * )	-	-	-	-	-	(2,585)
Net Franca Ltda.	3,097,554	6,602	30,976	1,542	6,602	1,542
Net Recife Ltda.	2,675,720	5,657	26,757	204	5,657	204
Net São Carlos Ltda.	8,800	6,485	8,800	2,465	6,485	2,465
Net Indaiatuba Ltda.	782,030	3,647	7,821	464	3,647	464
Net Sul Comunicações Ltda.	65,552,565	271,551	655,526	64,088	271,551	64,087
Net Florianópolis Ltda.	14,488,566	267,315	185,431	51,745	208,865	40,431
Reyc Comércio e Participações Ltda.	921	49,825	313,262	(3,316)	13,423	(893)
Net Bauru Ltda.	2,400	10,220	33,100	1,168	926	106
Net Ribeirão Preto Ltda.	990,000	35,479	82,048	8,849	4,281	1,067
Vivax Ltda.	47,819,366	186,357	478,194	36,771	186,357	36,771
TV a Cabo Criciúma Ltda.	128	1,586	320	619	634	247
614 Telecomunicações Ltda.	71,062	25,896	71,062	-	25,896	-
614 TVT Maceió S.A	7,545	22,610	19,294	-	11,305	-
614 TVP Joao Pessoa S.A	6,218	18,398	15,656	-	9,199	-

					2,095,568	393,415
Liability exposure (*):
Horizon Line Brasil Ltda.	85	(185)	1,039	67	(15)	(15)

					2,095,553	393,400

(*) The Extraordinary General Meeting held on March 31, 2008 approved the incorporation of the net assets of the controlled company Net Jundiaí Ltda.

9. Investments - continued

Acquisition of BigTV companies

On December 29, 2008, the Company it was concluded the acquisition of 100% of the shares representing the “BIGTV Companies”. Cost of acquisition of stock control of BigTV generated the record of more amounts related to components of fixed asset from the difference between the book value and the market value of goods in the amount of R$ 24,339 and a premium of R$ 321,812 based on the expected future profitability. The goodwill arising from the expectation of future performance was allocated to the consolidated cash-generating unit that will benefit from synergies of the acquisition following the way in which the goodwill is monitored by the Management.

The consolidated balance sheet of BigTV as of December 31, 2008 is shown below:

BALANCE SHEET ON DECEMBER 31, 2008

ASSETS		LIABILITIES

Current assets	18,992	Current liabilities	27,947

Long term assets	1,354	Liabilities Current	37,809
Investments	-
Property, Plant and Equipment	61,857	Shareholder’s Equity	46,400
Intangible	25,456
Deferred	4,497

Non-current Assets	93,164

Total Assets	112,156	Total Liabilities	112,156

10. Property, Plant and Equipment

		Controlling Company

	Average annua depreciation rate - %	Balances on 12/31/2007	Additions	Merger (Net Jundiaí)	Transfer of intangible/ deferred assets	Write- off	Balances on 12/31/2008

Signal distribution network
Network central	10	-	271	2,242	-	-	2,513
Data center	20	-	657	507	-	(16)	1,148
External network	8.33	-	731	11,711	290	-	12,732
Internal network	8.33	-	81	393	-	-	474
De-codifiers	20	-	80	8,164	-	(512)	7,732
Cable modem	20	-	22	88	-	(4)	106
Subscriber installations	-	-	116	-	6,010	-	6,126
Inventories to be used in property, plant and equipment	-	-	(633)	1,648	-	(484)	531
Property, plant and equipment in process	-	-	-	-	23	-	23

		-	1,325	24,753	6,323	(1,016)	31,385
Property, plant and
equipment in own use
Software – Applications	33.33	49,577	122	-	(44,236)	-	5,463
Software – Corporate	20	126,657	8	-	(126,665)	-	-
Machinery and equipment	10	1,033	203	113	-	(2)	1,347
Furniture and fixtures	10	2,460	869	96	-	-	3,425
Installations	10	4,608	914	182	-	-	5,704
Improvements and buildings	4	438	31	297	-	-	766
Vehicles	20	240	90	10	-	(20)	320
Information technology equipment	33.33	13,791	11,746	289	(313)	(1,447)	24,066
Tools	20	-	136	73	-	-	209
Land/ Properties	Several	-	-	56	-	-	56

		198,804	14,119	1,116	(171,214)	(1,469)	41,356

		198,804	15,444	25,869	(164,891)	(2,485)	72,741

Accumulated depreciation		(154,564)	(5,532)	(18,444)	130,650	1,451	(46439)

		44,240	9,912	7,425	(34,241)	(1,034)	26,302

10. Property, Plant and Equipment - continued

		Controlling Company

	Average annua depreciation rate - %	Balances on 12/31/2007	Additions	Addition BIG TV	Transfer of intangible/ deferred assets	Write- off	Balances on 12/31/2008

Signal distribution network
Network central	10	213,996	75,434	15,282	-	(1,878)	302,834
Data center	20	108,140	71,572	-	-	(179)	179,533
External network	8.33	1,567,584	148,922	68,596	-	(10,057)	1,775,045
Internal network	8.33	307,563	45,784	3,930	-	(62)	357,215
De-codifiers	20	419,235	3,374	-	-	(9,660)	412,949
Digital De-codifier	20	299,612	249,121	-	-	(59)	548,674
Cable modem	20	152,053	4,727	8,261	2,677	(7,934)	159,784
Subscriber installations	-	-	248,503	34,051	610,466	-	893,020
Inventories to be used in
property, plant and
equipment	-	133,420	18,948	1,969	1	7,187	159,143
Property, plant and	-
equipment in process		7,078	(5,008)	558	-	872	3,500

		3,208,681	858,995	132,647	613,144	(21,770)	4,791,697
Property, plant and
equipment in own use
Software – Applications	33.33	88,124	-	-	(79,879)	-	8,245
Software – Corporate	20	200,216	-	-	(200,216)	-	-
Machinery and equipment	10	36,706	3,711	1,395	-	(80)	41,732
Furniture and fixtures	10	19,324	4,413	1,149	-	(101)	24,785
Installations	10	17,389	5,686	3,174	-	-	26,249
Improvements and buildings	4	42,400	6,314	3,630	-	-	52,344
Vehicles	20	3,799	571	1,643	-	(358)	5,655
Information technology equipment	33.33	70,812	22,160	1,686	631	(2,147)	93142
Tools	20	23,278	10,338	88	-	(196)	33,508
Land/ Properties	Several	3,931	-	245	-	(58)	4,118
Other		64	-	-	(16)	-	48

		506,043	53,193	13,010	(279,480)	(2,940)	289,826

		3,714,724	912,188	145,657	333,664	(24,710)	5,081,523

Cumulative depreciation		(2,210,364)	(420,707)	(59,461)	(139,091)	28,521	(2,801,102)

		1,504,360	491,481	86,196	194,573	3,811	2,280,421

11. Intangible

	Controlling Company	Consolidated

	12/31/2008	12/31/2008	12/31/2007

Definite useful life:
Goodwill on the acquisition of investments	1,893,793	2,011,224	-
Brands and Patents		21
Concessions	-	114,847	88,404
(-) Accumulated amortization	-	(61,200)	(45,910)

	1,893,793	2,064,892	42,494

Definite useful life:
Software	208,954	362,243	-
(-) Accumulated amortization	(151,943)	(225,820)	-

	57,011	136,423

	1,950,804	2,201,315	42,494

Intangible assets whose definite useful life is represented by rights to use software are amortized at a rate of 20% per year based on estimated useful life or license duration.

Concessions are recorded by the purchase price of companies acquired by the Company and gave been paid out until December 31, 2007; amortization ceased on January 1, 2008, because of changes to the estimated life span of such concessions, which were reclassified to indefinite.

Movement of goodwill/negative goodwill is shown below:

	Controlling Company	Consolidated

	12/31/2008	12/31/2008

Investments Transfer	1,693,934	1,825,753
Addition by Big TV acquisition	321,812	336,044
Amortization	(121,953)	(152,158)
Write-offs	-	1,585

Balances on December 31, 2008	1,893,793	2,011,224

The Company estimated the recovery of the good value of goodwill on the basis of its current value, using the discounted cash flow model of the consolidated cash generating unit, representing the set of tangible and intangible assets used to provide services to its subscribers. Process to evaluate the current value include the use of assumptions, opinions and estimates of future cash flows, growth and discount rates. Assumptions on cash flow and growth future and projections are based on the Company’s annual budget and long-term business plan approved by the Administrative Board, as well as on comparable market data, which represent the best Management estimate of economic conditions prevailing during the economic life of the set of assets responsible for cash flow generation.

Key assumptions for current value estimate, to which assets recovery is more sensitive, are described below:

• Revenue - Revenues projected on the basis of the Company’s annual budget of the next fiscal year and business plan covering the period of 2009 – 2013, taking into account the growth of the connected households base, the mix of multiservices offered to pay TV subscribers, broadband Internet and telephone.

• Costs and operating expenses - The costs and expenses were projected on the basis of the Company’s historical performance, the growth of which was projected in line with the growth of the connected homes base taking into account the expected volume of new sales and installations.

• Capital investments - Investments in capital goods were estimated on the basis of the infrastructure required to support the growth of the connected homes base, investments for renewal and maintenance of cable network and techno logical adequacies to enable the continuous offer of value-added multiservices to the base of connected households.

Key assumptions were estimated on the basis of the Company’s historical performance and reasonable macroeconomic assumptions consistent with external information sources based on financial market projections documented and approved by the Company’s Management bodies.

Consistently with the economic evaluation techniques, evaluation of current value is made for a 5-year period and thereafter, taking into account the perpetuity of assumptions of intent and capacity of continuance of the Company’s business, for an indeterminate period. Income growth rates adopted are consistent with long-term macroeconomic expectations and significant demographic data available, which are reviewed on a yearly basis based on the historical performance and perspectives of the sector where the Company operates. The nominal growth rate used to extrapolate the projections beyond the 5-year period was 4% per year.

Estimated future cash flows were discounted at a single discount rate of fifteen per cent in 2008.

The test for recovery of the Company’s intangible assets has not led to the need of recognizing the losses, as the estimated market value exceeds its net book value at the evaluation date.

Based on economic scenarios analyzed by the Company’s Management and approved by its Administrative Board, in the events of any changes to key assumptions used to estimate the current value of the cash generating unit, such changes would not result in a recoverable amount lower than the book value of goodwill and all other intangible assets on the evaluation date.

12. Deferred

	Balances on 12/31/2007	Additions	Addition BIG TV	Transfer to fixedassets	Write-off	Balances on 12/31/2008

Pre-operating expenses/ Expenses for the pre-maturation stage	11,058	653	21,362	-	(5,402)	27,671
Subscriber installations	610,466	-	-	(610,466)	-	-
Digital TV Project	8,108	-	-	-		8,108

	629,632)	653	21,362	(610,466)	(5,402)	35,779

Cumulative amortization	(341,109)	(2,726)	(16,865)	327,949	5,402	(27,349)

	288,523	(2,073)	4,497	(282,517)	-	8,430

The average amortization rate for the deferred assets is 20% p.a..

13. Programming suppliers

Shown below is a breakdown of obligations with programming suppliers:

	Controlling Company		Consolidated

	Current liabilities		Current liabilities

Description	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Related parties
Net Brasil S.A.	604	-	87,669	72,166
Globosat Programadora Ltda.	45	-	10,463	6,389

	649	-	98,132	78,555

Third parties	70,488	27,817	50,287	43,040

Total	71,137	27,817	148,419	121,595

Controlling Company		Operating Income

	Programming	Programming guide	Sales commissions	Total

Companies	2008	2008	2008	2008

Related parties
Net Brasil S.A.	(3,907)	-	(11)	(3,918)
Globosat Programadora Ltda.	(27)	-	-	(27)
Editora Globo S.A.	-	(43)	-	(43)

Third parties	(1,359)	(77)	-	(1,436)

	(5,293)	(120)	(11)	(5,424)

Consolidated				Operating Income

	Programming		Programming guide		Sales commissions		Total

Companies	2008	2007	2008	2007	2008	2007	2008	2007

Related parties
Net Brasil S.A.	(541,687)	(427,605)	-	-	(1,548)	(1,485)	(543,235)	(429,090)
Globosat Programadora Ltda.	(24,472)	(50,613)	-	-	-	-	(24,472)	(50,613)
Editora Globo S.A.	-	-	(12,835)	(11,690)	-	-	(12,835)	(11,690)
							-
Third parties	(283,385	(213,878)	(947)	(1,189)	-	(309)	(284,332)	(215,376)

Total	(849,544)	(692,096)>	(13,782)	(12,879)	(1,548)	(1,794)	(864,874)	(706,769)

Net Brasil S.A., a company controlled by Distel Holding S.A., serves as the agent, so that it can negotiate with and contract producers and audiovisual programming suppliers for acquisition of Brazilian content in its own name to assure the best price and payment terms.

The contract establishes that all rights and obligations provided for in the acquisition of Brazilian program content that have been agreed upon between Net Brasil S.A. and the respective program suppliers continue in full force until the end of their term of validity on the period from 2009 to 2015.

Additionally, the contracts for the acquisition of existing international program content have been recognized and accepted by the Company, which implies that the Company must fully comply with the existing terms and thereof until the respective contract terms lapse, on the period from 2009 to 2011, at which time they will be negotiated directly between the Company and the programmers.

The Company has obtained non exclusive rights from Brasil Distribution LLC to transmit throughout Brazilian territory, HBO channel programming services, on both analogical and digital grids. The validity term of the referenced memorandum is December 31, 2009, and May 31, 2011, and the price level will be annually restated based on the IGP-M.

14. Loans and Financings

			Interest rate p.a.		Controlling Company		Consolidated

Nacional currency	Currencies	Interest rate p.a.	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Brazilian National Equipment Financing
Authority (FINAME)	R$	TJLP + 3.15%	9.15%	9.15%	-	-	178,738	98,877
Bank credit notes- Itaú BBA	R$	CDI + 1.20%	13.62%	13.27%	-	-	173,370	172,642

Total loans and financings					-	-	352,108	271,519

Foreign Currency
Perpetuity notes	US$	9.25%	11.75%	11.75%	351,2544	268,192	351,254	268,192
Banco Inbursa S.A.	US$	7.88%	9.22%	9.22%	472,825	-	472,825	-

Total loans and financings					824,079	268,192	824,079	268,192

Total loans and financings					824,079	268,192	1,176,187	539,711

Current					9,259	2,497	52,526	19,736
Non-current					814,820	265,695	1,123,661	519,975

Bank credit notes

On July 16, 2006, its current subsidiary Vivax S.A. arranged a loan from Banco Itaú S.A. through a bank credit note in the amount of R$ 220,000. On July 6, 2007 the loan agreement was amended to reduce financial charges and replace the attachment of creditor rights given as guarantee for the transaction with the Company's surety. The financial charges levied on this operation are the interbank rate (CDI) plus a spread of 1.2% a year. In July 2007 the Company decided to make a preliminary pre-payment of the principal in the amount of R$ 50,000, and the rest of the principal will be repaid in 2011.

On 2008, the Company paid interest charges in the amount of R$ 21,862 (R$ 13,922 on December 31, 2007).

Perpetuity notes

On November 28, 2006, the Company issued Guaranteed Perpetual Notes (9.25%) in the amount of R$ 326,966 with indefinite maturity and annual interest rates of 9.25% with quarterly payment as of February 28, 2007, guaranteed by all the Company's subsidiaries. The Company has the option of redeeming all the notes as of November 27, 2009.

In 2008, the Company paid interest charges in the amount of R$ 25,182 (R$ 27,022 in 2007) related to perpetuity notes.

14. Loans and Financings – continued

Brazilian National Equipment Financing Authority (Finame)

As of 2007, for the purpose of acquiring digital signal equipment, the Company started captivation of financing before certain Financial Agents using funds passed on by FINAME. In 2008, the funds raised in this manner amounted to R$ 93,503 (R$ 97,952 in 2007). These contracts are subject to interest at 100% of the long-term interest rate (TJLP) rate plus an average spread of 3.15% pa, and have a grace period of 1 year for amortization of principal, total repayment period five years, and the assets financed secured as guarantee.

Banco Inbursa S.A.

On June 19, 2008 the Company has raised from Banco Inbursa S.A., Mexican bank connected to the conglomerates Grupo Carso, which includes Teléfonos del México S.A. de C.V. (Telmex), through a loan agreement, a total amount of US$ 200,000, corresponding to R$ 319,520 which shall be repayable in annual installments on June 18, 2017, 2018 and 2019. The interest rate per annum will be equal to 7.875%, payable semi-annually, on October 15 and April 15 counting from the closing date of the loan agreement. The Company may, at its option, outstanding advance the loan, from the fifth anniversary of the Closing Date. This loan is guaranteed by the Company and its subsidiaries and has as objective the acquisition of companies operating the BigTV brand name and the development of the business plan of the Company.

The installments described in Non-Current Liabilities

The installments classified in non-current liabilities excluding the perpetuity notes which have no payment date, have the following payment schedule:

	Controlling Company	Consolidated

2010	-	47,878
2011	-	217,878
2012	-	33,553
2013	-	9,532
2017-2019	464,270	464,270

Total	464,270	773,111
Perpetuity notes	350,550	350,550

Total	814,820	1,123,661

The Company has the option to pay off the perpetual bonds in the amount of R$ 350,550 of the total value of the bond as of November 27, 2009.

In 2008, the Company paid interests of R$11, 239 related to these bonds.

15. Debentures

On December 1st, 2006, upon its 6th issue, the Company issued 580,000 simple debentures which cannot be converted into shares, and which are nominal and contractual and have no preemptive rights at a nominal value of R$ 58,000 annual interest at the interbank rate (locally CDI) + 0.70% . This issue is part of the simple debenture public distribution program authorized by the Brazilian Securities and Exchange Commission (CVM), which allows the Company the option of issuing debentures in the amount of R$ 900,000 within 2 (two) years.

The debentures issued and placed can be broken down as follows:

			Controlling Company and Consolidated

	Quantity in circulation		Balances on

	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Nonconvertible debentures, 6th issue in 2006	58,000	58,000	583,629	584,932

Current			5,805	4,932
Non-Current			577,824	580,000

The installments classified in Non-Current Liabilities have the following payment schedule:

Controlling Company and
Year of maturity:	Consolidated

2010	144,456
2011	144,456
2012	144,456
2013	144,456

Total	577,824

In 2008, the Company paid interest charges in the amount of R$ 72,366 (R$ 71,758 on December 31, 2007).

15. Debentures - continued

The main characteristics of the 6th issue of debentures are summarized in the following table:

Events

Authorization of issue	Meeting of the Board of Directors of the Company held on October 23, 2006.

Total issue value	R$ 577,824 - net of R $ 2,176 issue expenses

Nominal unit value on the issue date	Single issue – R$ 10

Total number issued	58,000 Debentures

Issuance Date	December 1st, 2006

Final Maturity	December 1st, 2013

Type	Simple, nonconvertible in Company shares, nominative and contractual.

Amortization	The amortization amount shall be of 25% of the Unit Nominal Amount of Debentures, on the respective dates: 1.December 1, 2010, December 1, 2011, December 1, 2012 and December 1, 2013.

Remuneration	Remunerative interest: Debentures will earn interest, corresponding to 100% of the accumulated variation of the average daily rates of the Interfinance Deposits on one day, “over extra group” (ID rate), plus exponential spread of 0.70% per year, based on 252 business days. The yield shall be paid every six months ensuring from the issuance date on the 1st or on the immediate subsequent business day in the months of June and December of each year, and the last payment shall be made on December 1st, 2013.

Guarantees	The debentures are unsecured and non-preference.

Company Obligations
The company must comply with a number of covenants, some of which are as follows:
 -the ratio of Consolidated Net Debt to EBITDA must be kept at 2.5 or more.
 -the ratio of Consolidated Net Interest Debt divided to EBITDA must be kept at 1.5 or more.
 -use of funds arising from the issue in compliance with that provided in the issue deed.
 -at all times maintain its registration of a publicly traded company up to date before the CVM and make all prepared and approved financial statements available to the Fiduciary Agent.
 -advise whenever there is any event of noncompliance with a pecuniary obligation.
 -comply with laws, regulations, ruling and applicable orders in all relevant aspects.
 -keep its accounting up to date and effect the respective records according to the accounting practices accepted in Brazil.
 -conduct all intercompany operations according to the ethical standards, which serve to guide such business.
-keep insurance coverage according to the normally adopted practices of the Company and as described in the Definitive Prospectus.

As of December 31, 2008, the Company adheres to the abovementioned financial indices

16. Copyrights accounts payable - ECAD

The Company is bringing an action against amounts claimed as payment of rights by the Central Collection and Distribution Office (ECAD), a body that acts as legal representative for performing artists and authors for the collection and distribution of royalty payments due for public use or broadcasting of musical compositions in Brazil. The Company has made judicial deposits. Judicial deposits assessed by the ECAD and authorized by the court amounting to R$ 61,297 (R$ 43,363 on December 31, 2007) were deducted from debt. On December 31, 2008 the amounts to be paid to ECAD net of court deposits were as follows:

	Controlling
	Company	Consolidated

	12/31/2008	12/31/2008	12/31/2007

ECAD Accounts payable	122	54,851	36,751
Judiciary deposits	-	(10,410)	(7,132)

	122	44,441	29,619

17. Related Parties Transactions

The main balances of assets, liabilities, expenses and revenues due to transactions between related parties on December 31, 2008 and 2007 are shown below:

Controlling Company					Current assets

	Receivables schedule		Related parties		Interest on own capital to		Total
					be received

Companies	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Subsidiaries
Net Rio Ltda.	13,434	7,230	3,140	47,362	26,464	1,867	43,038	56,459
Net Brasília Ltda.	2,825	1,390	774	647	-	-	3,599	2,037
Net Campinas Ltda.	1,916	991	665	602	-	-	2,581	1,593
Net Belo Horizonte Ltda.	5,234	2,145	1,245	1,152	-	-	6,479	3,297
Net Recife Ltda.	800	345	97	1,025	262	255	1,159	2,525
Net São Carlos Ltda.	322	122	87	59	209	184	618	365
Net Sul Comunicações Ltda.	5,377	1,988	1,124	1,090	21,033	22,963	27,534	26,041
Net Campo Grande Ltda.	608	289	160	130	-	-	768	419
Net Goiânia Ltda.	739	467	351	296	-	-	1,090	763
Net Ribeirão Preto Ltda.	917	365	297	208	-	-	1,214	573
Net São Paulo Ltda.	25,471	12,040	6,231	5,400	30,409	-	62,111	17,440
Net Sorocaba Ltda.	562	278	251	198	-	-	813	476
DR-Empresa de Distrib. e Recep. de TV Ltda.	3,052	1,613	674	574	-	-	3,726	2,187
Net Paraná Comunicações Ltda.	2,722	1,293	781	681	-	-	3,503	1,974
Net Florianópolis Ltda.	1,913	1,056	645	378	8,591	7,355	11,149	8,788
Vivax Ltda.	-	-	2,648	(835)	7,662	-	10,310	(835)
Other	3,351	1,594	973	564	510	754	4,834	2,912

	69,243	33,205	20,143	60,431	95,140	33,378	184,526	127,014

Controlling Company			Non-current Assets

			Advances for future capital
	Related parties		increases		Total

Companies	12/312/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Subsidiaries
Net Rio Ltda.	-	355	-	-	-	355
Net Brasília Ltda.	7	107	-	-	7	107
Net Campinas Ltda.	1	38	-	-	1	38
Net Belo Horizonte Ltda.	12	66	-	-	12	66
Net São Carlos Ltda.	-	-	4,490	4,490	4,490	4,490
Net Sul Comunicações Ltda.	-	123	-	-	-	123
Net Anápolis Ltda.	1,900	1,132	-	-	1,900	1,132
Net Bauru Ltda.	1,879	2,205	-	-	1,879	2,205
Net Campo Grande Ltda.	1,007	2,034	-	-	1,007	2,034
Net Goiânia Ltda.	5	27	-	-	5	27
Net Ribeirão Preto Ltda.	33	1,184	-	-	33	1,184
Net São José do Rio Preto Ltda.	2	1,349	-	-	2	1,349
Net São Paulo Ltda.	-	550	-	-	-	550
Net Paraná Comunicações Ltda.	5	98	-	-	5	98
Net Florianópolis Ltda.	19	2,126	-	-	19	2,126
Net Indaiatuba Ltda.	618	338	-	-	618	338
Vivax Ltda.	52	1	-	-	52	1
Other	40	452	-	-	40	452

	5,580	12,185	4,490	4,490	10,070	16,675

Controlling Company			Current liabilities

		Programming
	Suppliers	suppliers	Loans	Related parties		Total

Companies	12/31/2008	12/31/2008	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Subsidiaries
Net São Paulo Ltda.	-	-	-	15	-	15	-
Net Rio Ltda.	-	-	-	35	-	35	-
Net Campinas Ltda.	-	-	-	3	-	3	-
Net São Carlos Ltda.	-	-	-	15	-	15	-
Reyc Comércio de Participação Ltda.	-	-	-	174	-	174	-
Vivax Ltda.	-	-	-	1	23	1	23
Net Sorocaba Ltda.	-	-	-	6	-	6	-
Other	-	-	-	6	-	6	-

	-	-	-	255	23	255	23
Shareholders
Emp. Brasil. de Telecom. S.A. –
Embratel	-	-	-	4,004	1,030	4,004	1,030

	-	-	-	4,004	1,030	4,004	1,030
Associated companies
Net Brasil S.A.	-	604	-	-	-	604	-
Globosat Programadora Ltda.	-	45	-	-	-	45
Claro S.A	-	-	-	140	131	140	131
Editora Globo S.A.	12	-	-	-	-	12	-
Banco Inbursa S.A.	-	-	8,556	-	-	8,556	-

	12	649	8,556	140	131	9,357	131

	12	649	8,556	4,399	1,184	13,616	1,184

Controlling Company	Liabilities Current

	Loans	Related parties		Total

Companies	12/31/2008	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Subsidiaries
Net São Paulo Ltda.	-	640	-	640	-
Net Rio Ltda.	-	383	-	383	-
Net São Carlos Ltda.	-	-	8	-	8
Net Brasília Ltda.	-	7	-	7	-
Net Ribeirão Preto Ltda.	-	33	-	33	-
Horizon Line Brasil Ltda.	-	15	-	15	-
Net Florianópolis Ltda.	-	4	2,085	4	2,085
Vivax Ltda.	-	26	3	26	3
Other	-	42	20	42	20

	-	1,150	2,116	1,150	2,116

Associated companies
Banco Inbursa S.A.	464,269	-	-	464,269	-

	464,269	-	-	464,269	-

	464,269	1,150	2,116	465,419	2,116

17. Related Parties Transactions - continued

Controlling Company	Operating Income

	Services revenue and						Programming -
	repass of administrative						commercial	Programming
	expenses		Financial		Telecommunication Expenses		commission	guide	Total

Companies	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2008	12/31/2008	12/31/2007

Subsidiaries
Net Belo Horizonte Ltda.	13,846	12,046	-	77	-	-	-	-	13,846	12,123
Net Rio Ltda.	35,856	33,881	4,296	10,621	-	-	-	-	40,152	44,502
Net Recife Ltda.	1,319	1,497	-	-	-	-	-	-	1,319	1,497
Net Brasília Ltda.	8,160	6,425	(2)	(34)	-	-	-	-	8,158	6,391
Net Campinas Ltda.	7,278	6,364	-	(29)	-	-	-	-	7,278	6,335
Net São Carlos Ltda.	824	641	-	(3)	-	-	-	-	824	638
Net Franca Ltda.	667	483	1	(3)	-	-	-	-	668	480
Net Sul Comunicações
Ltda.,	12,725	11,571	-	(19)	-	-	-	-	12,725	11,552
Net São Paulo Ltda.	67,138	56,905	(17)	(76)	-	-	-	-	67,121	56,829
DR-Emp.de Distrib. e
Recep. De TV Ltda.	7,011	6,466	4	(13)	-	-	-	-	7,015	6,453
Net Paraná
Comunicações Ltda.	8,377	6,989	(1)	(27)	-	-	-	-	8,376	6,962
Net Florianópolis Ltda.	6,183	5,065	(1)	97	-	-	-	-	6,182	5,162
Net Sorocaba Ltda.	2,508	2,110	7	(6)	-	-	-	-	2,515	2,104
Net Goiânia Ltda.	3,739	3,029	(1)	(9)	-	-	-	-	3,738	3,020
Net Indaiatuba Ltda.	283	182	87	58	-	-	-	-	370	240
Net Anápolis Ltda.	426	295	192	51	-	-	-	-	618	346
Net Bauru Ltda.	1,046	807	264	126	-	-	-	-	1,310	933
Net Campo Grande Ltda.	1,668	1,407	254	66	-	-	-	-	1,922	1,473
Net Ribeirão Preto Ltda.	2,937	2,106	235	268	-	-	-	-	3,172	2,374
Net Maringá Ltda	703	581	1	(1)	-	-	-	-	704	580
Net Londrina Ltda	1,332	1,166	-	(2)	-	-	-	-	1,332	1,164
Net São José Rio Preto							-
Ltda.	1,265	1,040	85	-	-	-		-	1,350	1,040
TV Cabo Criciúma Ltda.	372	341	-	-	-	-	-	-	372	341
Vivax Ltda.	26,847	1,774	3	1	-	-	-	-	26,850	1,775
Other	3,210	1,969	-	-	-	-	-	-	3,210	1,969

	215,720	165,140	5,407	11,143	-	-	-	-	221,127	176,283

Emp. Brasil. de Telecom.
S.A. – Embratel	-	-	-	-	(16,810)	(6,981)	-	-	(16,810)	(6,981)

	-	-	-	-	(16,810)	(6,981)	-	-	(16,810)	(6,981)
Associated companies							(3,918)	-	(3,918)	-
Net Brasil S.A.	-	-	-	-	-	-	(27)	-	(27)
Infoglobo Comunicações
Ltda.	-	-	-	-	(1)	(1)	-	-	(1)	(1)
Editora Globo S.A.	-	-	-	-	-	-	-	(43)	(43)	-
Banco Inbursa S.A	-	-	(166,527)	-	-	-	-	-	(166,527)	-
Claro S.A.	-	-	-	-	(590)	(558)	-	-	(590)	(558)

	-	-	(166,527)	-	(591)	(559)	(3,945)	(43)	(171,106)	(559)

	215,720	165,140	(161,120)	11,143	(17,401)	(7,540)	(3,945)	(43)	33,211	168,743

Consolidated Account	Current assets				Total

	Receivables		Related parties		Assets

Companies	12/31/2008 12/31/2007		12/31/2008	12/31/2007	12/31/2008	12/31/2007

Shareholders

Emp. Brasil. de Telecom. S.A. – Embratel	-	-	17,356	32,718	17,356	32,718

Associated companies
Globosat Programadora Ltda.	202	248	-	-	202	248

	202	248	17,356	32,718	17,558	32,966

Consolidated Account	Current liabilities						Total

	Suppliers		Programming suppliers		Loans	Related parties	Current liabilities

Companies	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	28,122	17,073	-	-	-	24,905	28,122	41,978

	28,122	17,073	-	-	-	24,905	28,122	41,978
Associated companies

Net Brasil S.A.	-	-	87,669	72,166	-	-	87,669	72,166
Globosat Programadora Ltda.	-	-	10,463	6,389	-	-	10,463	6,389
Brasilcenter Comunicações Ltda.	-	803	-	-	-	-	-	803
Claro S.A.	906	802	-	-	-	-	906	802
Americel S.A.	101	54	-	-	-	-	101	54
Editora Globo S A.	992	3	-	-	-	-	992	3
Banco Inbursa S.A	-	-	-	-	8,556	-	8,556	-
Tess S.A	-	9	-	-	-	-	-	9

	1,999	1,671	98,132	78,555	8,556	-	108,687	80,226
						-

	30,121	18,744	98,132	78,555	8,556	24,905	136,809	122,204

Consolidated Account	Liabilities Current

	Loans	Deferred revenues	Total	Liabilities Current

Companies	12/31/2008	12/31/2008	12/31/2008	12/31/2007

Shareholders
Emp. Brasil. de Telecom. S.A. – Embratel	-	93,912	93,912	41,520

	-	93,912	93,.912	41,520
Associated companies
Banco Inbursa S.A.	464.269	-	464,269	-

	464.269	93,912	558,181	41,520

17. Related Parties Transactions - continued

Consolidated Account	Operating Income

	Rental Revenues/		Other			Expenses		Programming
	Telecommunications		expenses	Financial		Telecommunications		Sales commissions		Programming guide		Total

Companies	12/31/2008	12/31/2007	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007	12/31/2008	12/31/2007

Shareholders
Globo Comunicação e
Participações S.A.	-	88	(78)		-	-	(115)	-	-	-	-	-	(105)
Emp. Brasil. de Telecom. S.A.
– Embratel	273,829	80,041	-	(4,426)	(2,101)	(167,421)	(89,917)	-	-	-	-	101,982	(11,977)

	273,829	80,129	(78)	(4,426)	(2,101)	(167,421)	(90,032)	-	-	-	-	101,982	(12,082)
Associated companies
Net Brasil S.A.	-	-	-	-	-	-	-	(543,237)	(429,090)	-	-	(543,237)	(429,090)
Globosat Programadora Ltda.	2,242	1,743	-	-	-	-	-	(24,472)	(50,613)	-	-	(22,230)	(48,870)
Editora Globo S.A.	-	-	-	-	-	-	-	-	-	(12,835)	(11,690)	(12,835)	(11,690)
Infoglobo Comunicações Ltda.	-	-	(8)	-	-	(8)	(30)	-	-	-	-	(8)	(38)
Claro S A	-	-	-	-	-	(5,035)	(3,546)	-	-	-	-	(5,035)	(3,546)
Brasilcenter Comunicações
Ltda.	-	-	-	-	-	(8,591)	(11,204)	-	-	-	-	(8,591)	(11,204)
Americel S.A.	-	-	-	-	-	(826)	(239)	-	-	-	-	(826)	(239)
Fundação Roberto Marinho	-	-	-	-	-	-	-	-	(12)	-	-	-	(12)
TESS S.A.	-	-	-	-	-	(62)	(233)	-	-	-	-	(62)	(233)
Click 21	-	-	-	-	-	(23)	-	-	-	-	-	(23)	-
Banco Inbursa S.A	-	-	-	(166,527)	-	-	-	-	-	-	-	(166,527)	-

	2,242	1,743	(8)	(166,527)	-	(14,545)	(15,252)	(567,709)	(479,715)	(12,835)	(11,690)	(759,374)	(504,922)

Total	276,071	81,872	(86)	(170,953)	(2,101)	(181,966)	(105,284)	(567,709)	(479,715)	(12,835)	(11,690)	(657,392)	(517,004)

The balances of credits and debits with the Associated Companies, except receivables from Net Rio Ltda. are subject to interest of 12% pa, with an indeterminate maturity date.

The rights to use the trademark Net has been assigned free of charge by Net Brasil S.A., as part of the commission agreement as described in Note 13 – Programming Suppliers.

Pay-per-view (PPV) events are acquired through consortia between the related company Globosat Programadora Ltda. and the Company, in order to jointly exploit the assets, rights and resources allocated for transmission and marketing of these events, with period of validity in accordance with the duration of each event covered by the consortia.

The values and terms of the programming contracts before the companies related to the Organizações Globo such as SporTV, GNT, Multishow, Globo News, Futura, Canal Brazil, Sexy Hot, Universal Channel, For Man, Playboy, Vênus and Private are conducted at normal market prices, terms and payment conditions.

The program schedule guides of the Company are published and distributed by Editora Globo S.A., a subsidiary of Globo Comunicação e Participações S.A., on the basis of usual market practice prices and terms for this type of operation.

17. Related Parties Transactions - continued

The Company and Empresa Brasileira de Telecomunicações S.A. (Embratel) offer telephony services for subscribers of the Company. The new business model offers an Embratel voice product to existing and prospect subscribers of the Company, which calls for the sharing of results by means of the Company’s bi-directional network. By implementing this business, the company could then started offering to its markets integrated video, broadband and voice (“triple play”) services. Sales of this new product came on stream toward the end of March 2006.

The main aim of the partnership between the Company and Embratel is the exploitation of voice services based on Embratel licenses for conventional telephone services (Serviço Telefônico Fixo Comutado - STFC), multimedia service (SCM) and/or through any other structure best suited to exploitation by the parties involved, through the use of the Company's network to access final customers, with the simultaneous use of Embratel's communications network.

The Company transactions involving the companies associated with Embratel Participações S.A., are recorded based on prices and conditions defined as follows:

a) Net Fone revenue — Remuneration is based on 50% of the net revenue from accounts invoiced by Embratel (Net Fone), after deducting interconnection costs.

b) The Company is responsible for invoicing Net Fone customers and passing on the pertinent amounts to Embratel. Amounts received but not yet passed on are recorded under current liabilities.

c) Special projects — Remunerated on the basis of percentage of costs incurred by each project.

d) Network access revenue — Remunerated on the basis of Net Fone installation costs.

e) Optic fibers lease revenue — Remunerated in accordance with specific contract including usual market condition.

f) Revenues from services for small and medium businesses. These services are remunerated under specific contractual conditions, 50% of net amount of accounts invoiced by Embratel, net of taxes and interconnection fees

Revenues referring to lease of optical fibers that were prepaid to Empresa Brasileira de Telecomunicações SA - Embratel without any obligation to return them, are appropriated to earnings for a period of ten years and revenues from special network access projects are appropriated to earnings for six years.

17. Related Parties Transactions - continued

The expenses of communication as Vírtua link, voice channel, land line telephony and Click 21 are recorded on the basis of usual market practice prices and terms for this type of operation.

Pursuant to Law no.9249/95, the subsidiaries recognized interest on own capital on the basis of Brazil's current Long-Term Interest Rate (TJLP) for the year in the amount of R$ 103,012 (R$ 40,767 on December 31, 2007), which was recorded under financial expenses as required by tax law. For the purposes of these financial statements, the interest charges were eliminated from financial expenses for the year and are recognized in the retained earnings account and debited to current liabilities.

18. Contingencies, risks and obligations related to legal proceedings

The Company and its subsidiaries are involved in legal and administrative processes before several courts and governmental agencies, arising during the normal course of operations, involving tax, labor civil and other legal matters. These processes involve infraction records, indemnity claims, requirements for agreement revision and other actions whose amounts required or taxes do not reflect what will be defined on the final sentence. Management based on information received from its legal advisors, pending legal processes and based on prior experience regarding amounts claimed has established a provision for a sufficient amount to cover losses estimated for the ongoing suits as shown below:

	Controlling Company

	12/31/2008			12/31/2007

		Judicial
	Provision	deposits	Net	Net

Labor	718	(312)	406	-
Civil	667	(368)	299	232
Tax	235,288	-	235,288	233,193
Social Security	175	-	175	278

Total	236,848	(680)	236,168	233,703

	Consolidated Account

	12/31/2008			12/31/2007

		Judicial
	Provision	deposits	Net	Net

Labor	46,704	(8,340)	38,364	30,178
Civil	34,969	(734)	34,235	29,842
Tax	607,273	(50,250)	557,023	526,218
Social Security	6,989	(1,835)	5,154	4,134

Total	695,935	(61,159)	634,776	590,372

18. Contingencies, risks and obligations related to legal proceedings - continued

Controlling Company	Labor	Civil	Tax	Social Security	Total

Balances on December 31, 2007	628	610	233,193	278	234,709
Additions to the provision	636	154	1,703	5	2,498
Price level restatement	-	-	13,122	4	13,126
Use and Reversions	(546)	(97)	(12,730)	(112)	(13,485)

Balances on December 31, 2008	718	667	235,288	175	236,848

Court deposits	(312)	(368)	-	-	(680)

Net balance of the provisions for contingencies	406	299	235,288	175	236,168

Consolidated Account	Labor	Civil	Tax	Social Security	Total

Balances on December 31, 2007	41,143	30,443	595,134	6,279	672,999
Additions to the provision	24,814	12,829	51,337	-	88,980
Price level restatement	720	260	29,941	1,183	32,104
Use and Reversions	(19,973)	(8,563)	(69,139)	(473)	(98,148)

Balances on December 31, 2008	46,704	34,969	607,273	6,989	695,935

Court deposits	(8,340)	(734)	(50,250)	(1,835)	(61,159)

Net balance of the provisions for contingencies	38,364	34,235	557,023	5,154	634,776

I) Labor contingencies

Labor contingencies involving the Company and its subsidiaries comprise 816 lawsuits, mostly arising from employees' and third parties’ complaint. The main claims are for subsidiary liability and payment of additional danger money. The Company and its subsidiaries made judicial deposits in the amount of R$ 9,156 (R$ 10,965 on December 31, 2007) in relation to labor cases.

II) Civil contingencies

Civil contingencies correspond mainly to contractual termination processes for service provider companies, contract reviews , improper collection and negative credit reports, deceptive advertising, channel availability, occupational accidents (own employees or outsourcers), accidents involving third parties other than staff or service providers and actions objecting to certain items in the standardized contract adopted by operators, more specifically in relation to the increase in monthly fees in April 1999.

18. Contingencies, risks and obligations related to legal proceedings - continued

The main pleas in these cases relate to claims for compensation for alleged damages, exception for actions relating to post reviews, in which the Company is seeking to review amounts paid as monthly rent for posts. For cases of this type management maintains the provisions in the amount of R$ 28,389 (R$ 24,397 on December 31, 2007).

Additionally, the Brazilian anti-trust agency known as the Administrative Council of Economic Defense (local acronym CADE) alleged anti-competition conduct in relation to the purchase of the company Antenas Comunitárias Brasileiras Ltda. by DR - Empresa de Distribuição e Recepção de TV Ltda. and through an administrative procedure decided to levy a fine of 25% on the revenue of the Company and 20% on the revenue of Antenas Comunitárias Brasileiras Ltda., in both cases applicable to the year of 2000. Seeking to eliminate this fine, the Company brought an action objecting to it, and the fine has now been suspended in view of the offer of bank guarantee. Management maintains the provision in the amount of R$ 5,606 (R$ 5,606 on December 31, 2007).

III) Tax and social security contingencies

The following are the main tax and social security contingencies:

a. Value-added tax (ICMS – Imposto sobre circulação de mercadorias e prestação de serviços)

The states in which the subsidiaries operate adhered to the ICMS 57/99 agreement, except for the State of Rio Grande do Sul, which has been taxing services at the rate of 12%. The subsidiaries of Rio Grande do Sul are depositing in court and provisioning all amounts in excess of the 7.5% rate effective in 2000 and the 10% rate effective in 2001, and taking legal action against taxation of its services in this state in the amount of R$ 48,110 (R$ 42,029 on December 31, 2007).

Some subsidiaries were taking legal action against taxation of their broadband Internet services through their cable networks and claiming recognition of this activity as part of pay-TV service in accordance with the Anatel agency regulations, thus being liable for the corresponding ICMS taxation on revenue and enjoying the same benefit. Since the Company withdrew the action in January 2008, judicial deposits in the amount of R$ 23,239 were converted to income in favor of the Federal Republic of Brazil and obligations previously recorded in the same amount were also reversed.

18. Contingencies, risks and obligations related to legal proceedings - continued

Due to arrears in payment of ICMS tax, the authorities issued an assessment against the Net Rio Ltda subsidiary alleging that the company lost the right to the reduced calculation base cited in Agreement No. 57/99 as of accrual month November 2001. Based on the opinion of its outside lawyers, management sought an court order, which stated that ICMS could be based on the reduced calculation base except for the period November 2001 through January 2002. Management has made provision for the November-December 2001 and March-April 2002 periods, with charges of R$ 30,705 (R$ 28,601 on December 31, 2007).

Net Rio Ltda. incurred the assessment for excluding adhesion fees paid from December 1996 through September 1999 from its ICMS calculation base. The subsidiary's defense argues that the procedures used were based on Resolution No. 2585/95 of the Federal Revenue's Rio de Janeiro office, which stipulates that the adhesion fee is payment for supply of programming rather than for communication services, and therefore not taxable revenue for ICMS purposes. Some of these assessments were decided against the Company in the administrative sphere and are now in the judicial sphere, with rulings so far favoring. In June 2008, the court's final ruling on one of the foreclosures favored the Company, and the state tax authorities have no right of appeal. In light of this decision a judicial deposit in the amount of R$ 4,500 was recovered and provision of R$ 472 reversed.

In the other cases underway, there are judicial deposits amounting to R$ 1,313 (R$ 4,975 on December 31, 2007). The management also maintains obligations in this respect in the amount of R$ 13,891 (R$ 14,130 on December 31, 2007).

Vivax and BigTV are objecting to the ICMS tax rate levied on access provider revenue and also on other revenues for which it keeps a provision in the amount of R$ 86,438 (R$ 63,093 on December 31, 2007).

b. INSS

The subsidiaries Net Rio Ltda. and Net São Paulo Ltda. received tax notifications for debit entries allegedly lacking supporting documentation for withholding taxes from third parties. Company maintains R$ 6,450 (R$5,751 on December 31, 2007).

18. Contingencies, risks and obligations related to legal proceedings - continued

c.Tax on financial transactions (IOF – Imposto sobre operações financeiras)

The Company conducts transactions with its subsidiaries through a merchant current account and on the basis of the opinion of its outside legal advisors, and believes that these operations are not liable for the IOF. However, considering certain unfavorable decisions in District Federal Courts, Management maintains provisioning in the amount of R$ 10,677 (R$ 21,019 on December 31, 2007) for the parent company and in the amount of R$ 45,018 (R$ 56,867 on December 31, 2007) for the consolidated. Management believes that income derived from transactions registered in merchant current account is not subject to income tax at source.

d.Withholding tax (IRRF) on foreign currency bonds

The debt securities are not subject to IRRF, since the average minimum period for amortization is over 96 months. Arising from the rights exercised on behalf of the holders of the bonds, and the default or delinquency situation related to the debt restructuring process, Management maintains provisions in the amount of R$ 140,621 (R$ 132,534 on December 31, 2007).

e. Income and social contribution taxes on net profits

The Company and certain operators received assessment notices due to their fully offsetting tax losses and having a negative base for the Social Contribution on Net

Income in the 1994 base year, with alleged non-compliance with the 30% limit stipulated by Law No. 8981/95. Management provisioned the excess amount of compensation of R$14,928 (R$ 9,350 on December 31, 2007).

In December, 2003, the subsidiary Cabodinâmica TV Cabo São Paulo S.A., merged by Net São Paulo Ltda., received a tax assessment notice from the Federal Tax Authorities in relation to the deductibility of loan expenses and financial charges owed to foreign based companies when calculating income tax and social security contribution. The operator defended its case against the notice by arguing that the transaction was not conducted in Brazil and was thus exempt from taxes and is now awaiting a decision on the case. Management maintains the provision in the amount of R$ 12,890 (R$ 11,987 on December 31, 2007).

18. Contingencies, risks and obligations related to legal proceedings - continued

f. Withholding taxes

The Company sought an injunction against withholding income tax at source on earnings from its hedging operations in the amount of R$ 16,942 (R$ 16,942 on December 31, 2007). Injunctions authorizing the company to not pay the tax in question were granted against all the orders. Based on the opinion of its outside legal advisors, Management constituted provision for financial liabilities due to the delay in withholding the tax, in the amount of R$ 1,314 (R$ 1,266 on December 31, 2007) and did not constitute provision for the tax since if the action fails, the amount will be collected and entered as tax credit.

In 2008, one of the tax assessments received by the Net Rio Ltda subsidiary was tried in a administrative body of Appeals Court and the final ruling was favorable to the company with no right of appeal for the state tax authority. Provision in the amount of $ 13,366 was therefore reversed.

g. Services Tax (ISS – Imposto sobre serviços)

Subsidiary Net São Paulo Ltda. is defendant in three tax enforcement cases brought by the Municipality of São Paulo to charge ISS on the adhesion fee. About that, the Company maintains provisions in the amount of R$ 3,484 (R$ 3,331 on December 31, 2007).

h.PIS (Programa de Integração Social) and COFINS (Contribuição para o financiamento da seguridade social) – Social contribution taxes

The Company and its subsidiaries are objecting to the constitutional legitimacy of the legislation that enlarged the calculation base for the Social Contribution for Financing of Social Security (Cofins) and PIS (Programa de Integração Social) in relation to its revenue and also the rate charged. For which provision was made in the amount of R$ 166,439 (R$ 162,902 on December 31, 2007).

There is now an established position in the high courts that broadening the calculation base is unconstitutional, and only the higher rate for these taxes has been upheld.

18. Contingencies, risks and obligations related to legal proceedings – continued

i. ExciseTax (IPI – Imposto sobre Produtos Industrializados)

The subsidiaries DR – Empresa de Distribuição e Recepção de TV Ltda. and Reyc Comércio e Participações Ltda. are defendants in cases of federal tax assessment notifications relating to discrepancies in classification in the IPI schedule for imported products, and Management has provisioned the amount of R$ 16,883 (R$ 16,144 on December 31, 2007).

In addition to the above mentioned, there are other cases underway for which, on the basis of their legal advisor's opinion (possible risk) and in accordance with Brazilian accounting practices, no provisions were made for contingencies.

The following items summarize the principal cases in which the risk of losing is rated "possible":

a. Disallowed expenses and non-proven expenses

Net Serviços and Net Rio were notified by the tax authorities for not having submitted documents supporting their registered expenses within the period determined by inspectors. The Company provisioned the amount of R$ 82,605 (R$ 63,734 on December 31, 2007).

b. Liability for ISS tax on public entertainment services or amusements, leisure and entertainment and similar.

The Municipal Treasurer of Santo André drafted a notice of infraction against the Vivax subsidiary describing its Pay-TV service as public entertainment liable to ISS taxation in the amount of R$ 77,242 (R$ 47,610 on December 31, 2007).

c. Omission of revenues and discrepancy between amounts declared and booked

In November 2008, the Federal Revenue of Brazil issued tax infraction assessments against the Net Brasília subsidiary on six counts totaling R $ 17,104. The Federal Revenue's main allegations are: Omission of revenues and discrepancies between amounts declared and booked for certain months from 2004 through 2007. The Company's defense is mainly based on the Federal Revenue's misconception in calculating the amounts; non-existence of omission; non-existence of the discrepancies identified - legality of the accounting procedure and legitimacy of exclusions in the calculation of taxable income.

18. Contingencies, risks and obligations related to legal proceedings - continued

d. Charge for extra outlet

Several public civil proceedings were filed against the Company and its controlled companies claiming the waiver of charge for any additional point. The updated amount established by plaintiffs amounted to R$ 9,341 (R$ 10,235 as of December 31, 2007). In 2008, Anatel issued the resolution no. 488 providing for the waiver of charge for an additional point. The Brazilian Pay TV Association – ABTA started judicial proceedings for which a preliminary injunction was awarded to suspend the effects of that resolution until it was rewritten by Anatel. Anatel, through resolution no. 520 suspended for ninety days the articles determining that an additional point should not be charged to subscribers. Therefore claims may be made until March 2009.

e. Use of access provider

An action was brought against Net Belo Horizonte Ltda. to remove the obligation to engage an internet access provider by consumers who subscribed to broadband services in the amount of R$ 10,539 (R$ 8,000 on December 31, 2007).

f. Conflict of competences in relation to local taxes ICMS and ISS

The Belo Horizonte, Anápolis, Rio, Campinas and Porto Alegre municipal authorities claim that cable TV services should be liable for municipal services tax (locally ISS) rather than state VAT (locally ICMS). Our lawyers' opinion is that the ICMS legislation is clear on this question so there is no risk of losses for the Company. The assessments amount to R$ 16,122 (R$ 7,799 on December 31, 2007).

g. Undue ICMS tax credit

Net Rio received notice of infraction due to borrowing for operations related to Vírtua in which this state authority alleges this undue tax credit amounted to R$ 4,654 (R$ 6,824 on December 31, 2007).

h. Reduction of calculation base

An action was brought against the Net Rio subsidiary for reduction in the calculation base of the Social Contribution for Financing Social Security (Cofins), in which the Federal Revenue service alleges that the proper amount of this tax was not paid; the amount involved in this assessment is R$ 9,408 (R$ 5,419 on December 31, 2007).

18. Contingencies, risks and obligations related to legal proceedings - continued

i. Payment not demonstrated

Some subsidiaries face claims in relation to social security charges and VAT (locally PIS, COFINS and ICMS) already collected pending documentation totaling R$ 8,113 (R$ 5,665 on December 31, 2007).

j. There are other cases of possible risk involving a total of approximately R$ 16,788 (R$ 9,700 on December 31, 2007).

There follows a summary of the contingency for which no provision was set aside because the Company’s management, on the basis of information provided by its outside legal advisors, believe that there is a remote chance of losing:

a. Tax on use of public roads, and aerial and underground space

As of 1999, several municipalities promulgated orders or laws levying contributions on the utilization of public, aerial and underground spaces, including laying and passage of cables, also known as the “Shadow Tax”. Power and telecommunications companies, among others, are liable for this tax.

In all municipalities in which the Company is operating and local legislation has been issued authorizing the "Shadow Tax", the Company has taken legal action questioning the constitutionality and legality of this tax. In these actions, we contend that: (i) the tax interferes with the Brazilian federal government's exclusive authority to legislate on telecommunications; and (ii) under Brazilian law, the legal nature of this tax is not that of a tax on a price, fee or contribution or public contribution. In addition, we believe that the "shadow tax" is unconstitutional, since it is not included in the jurisdiction of municipalities as determined by Brazil’s Federal Constitution.

In Rio de Janeiro we are awaiting a decision on our appeal from the highest court.

In São Paulo three different regulations (normative acts) have been issued authorizing the Shadow Tax. The outcomes of the actions (four actions, two of them for the most recent regulatory decree) brought by Net São Paulo Ltda. were as follows:

In the action against the 1st law, a court order was not granted by the court of first instance but is awaiting a decision from the court of Appeal Court.

In the action against the 2nd law, a favorable decision was annulled by the court of Appeal Court , and is awaiting a ruling from the Highest Court.

18. Contingencies, risks and obligations related to legal proceedings - continued

In the actions brought against the third regulatory decree (ato normativo), we have obtained one favorable decision in Lower Court which is awaiting the judgment of the municipal government, and another unfavorable decision in Appeal Court, for which the relevant appeal was submitted.

In other municipalities, we obtained six favorable decisions, which the municipalities appealed, and four unfavorable decisions which we appealed.

In relation to subsidiary Vivax, there are court cases underway in eight municipalities (Jacareí, Bragança Paulista, Caçapava, Limeira, Rio Claro, São Vicente, Taubaté and São José dos Campos). Seven favorable ruling were obtained in Lower Court and we are awaiting decisions of the Appeal Court. In the municipality of Limeira the action distributed by subsidiary Vivax was dismissed. Which respect to that decision, an appeal was entered. The Company is waiting for the judgment of the proceedings.

If our appeals fail and we are forced to pay this tax, our operational earnings may be adversely and substantially affected. However, on the basis of its legal advisors’ opinions that the chances of losing the case are remote, Management did not constitute a provision for this contingency.

b. ICMS levied on pay-TV services

In November 2008, the Federal Revenue issued a tax assessment against Net Brasília to recover R$ 155,410 in ICMS tax credits alleging that the company failed to pay part of the 25% ICMS tax on pay-TV services from January 2003 until June 2008.

Our attorneys' defense is based on the illegality of local legislation that altered taxation on services.

The Federal District could not unilaterally break an agreement made in Confaz (a body formed by state governments to coordinate their taxation procedures). In order to alter the form of taxation, i.e. to introduce a format other than the one set forth in Agreement 57/99, the Federal District would have to enter into a new agreement with Confaz, in which it would notify the other members of its intention to alter taxation on services. Therefore, there is no legal basis for the Federal District Law no.increasing ICMS tax.

The social tax charges and contributions determined and collected by the Company and its subsidiaries, and the respective income tax declarations, tax and corporate ownership records may be examined by the tax authorities for certain periods as stated in the applicable legislation.

19. Net Shareholder equity

Capital Stock

On January 31, 2008, 1,229,387 common and 2,454,256 preferred shares were issued arising from the fiscal benefit resulting from the amortization of the goodwill recorded as counterpart to the special goodwill reserve fund originating from the takeover of Globotel Participações S.A., in the amount of R$ 73,378 under the terms of Securities Commission (CVM) Instruction No. 319/99. On December 31, 2008, the share capital is represented by 113,051,524 common shares and 225,687,596 preferred shares.

The capital may be increased up to R$ 6,500,000, irrespective of statutory alterations, under Article 168 of Law no.6404/76, by a resolution of the board, determining the conditions for issue as per Law no.6404/76, Article 170, Paragraph 1.

Ownership of the Company's share capital on December 31, 2008 and 2007:

	12/31/2008			12/31/2007

	Common	Preferred	Total	Common	Preferred	Total

Organizações Globo
GB Empreendimentos e Participações S.A.	26.0%	-	2.9%	26.0%	-	2.9%
Distel Holding S.A.	8.5%	-	2.9%	8.6%	-	2.9%
Globo Comunicação e Participações S.A.	1.9%	0.8%	1.1%	1.7%	-	0.6%
Grupo Telmex
GB Empreendimentos e Participações S.A.	25.0%	-	14.1%	25.0%	-	14.1%
Embratel Participações Ltda.	35.8%	5.4%	15.5%	36.2%	5.4%	15.7%
Empresa Brasileira de Telecomunicações S.A. – Embratel	2.2%	7.5%	5.7%	1.9%	7.1%	5.3%
Other shareholders	0.6%	86.3%	57.8%	0.6%	87.5%	58.5%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Total amount of shares	113,051,524	225,687,596	338,739,120	111,822,137	223,233,340	335,055,477

The Bylaws provide for the distribution of mandatory dividends of 25% of net profit for the period, adjusted in compliance with article 202 of Law No. 6.404/76, taking the balance available when included in the accumulated amount.

The preferred shares shall be entitled to vote exclusively on the following matters: (a) conversion, acquisition, merger or split of the Company; (b) assessment of assets used for the Company's capital increase; (c) selection of a specialized company to determine the economic value of the Company's shares pursuant to Article 9, "iv" of its Bylaws; and (d) amend or repeal of clauses of the Bylaws that lead to the Company failing to comply with the requirements of Section IV, item 4.1 of the Corporate Governance Differentiated Practices Rules - Level 2 introduced by the São Paulo Stock Exchange (Bovespa) and shall also have the right to vote contracts between the Company and its controlling shareholder, directly or through third parties or other companies in which the controlling shareholder has an interest, whenever, in the future, pursuant to Law or statute, approval of these contracts be voted by the shareholder general meeting.

19. Net Shareholder equity - continued

Preferred shares are entitled to the receipt of dividends in cash 10% (ten percent) greater than those paid out on common shares; priority in reimbursement in the event of liquidation of the Company without premium at the value of shareholders’ equity; and treatment equal to that given to Shareholders who exercise the effective power to conduct corporate operation and advice in relation to the Company organs, either directly or indirectly, in fact or in law (“Controlling Power”) in the event of the disposal of this Controlling Power, according to that provided in article 27 and item of the Articles of Incorporation.

Since preferred shares are not entitled to fixed or minimum dividends, they shall not acquire voting rights if the Company fails to pay dividends, but will take part on equal conditions with common shares regarding bonuses distribution. They may also represent two-thirds (2/3) of the total of shares issued by the Company. Their issuing may also be altered to the prior existing proportion between common and preferred shares.

Shareholders Agreement

On March 21, 2005, a new Company Shareholders’ Agreement, whereby any shareholder that wants to transfer part or all of its common shares to a third party must notify in writing the other Shareholders, extending preemptive rights, was entered into.

The Company’s Board of Directors will be made up of, at least, nine (9) and, at most, twelve (12) effective members and the same number of alternate members, being, at least, twenty per cent (20%) of its Independent Board members as defined in Regulation Level 2 of Bovespa’s Corporate Governance, all of which are Shareholders of the Company, with a unified mandate of one (1) year, which reelection is allowed, and at least one effective member and respective alternate by exclusive and separate appointment by Globo, three (3) effective members and respective alternates by exclusive and separate appointment by Embrapar, six (6) members by exclusive and separate appointment by GB Empreendimentos e Participações S.A. or their acceptable successors or assignees which individually or jointly hold over 50% common shares and whenever applicable, one member representing the minority Shareholders group. As defined in the second amendment to the Company’s Shareholders Agreement, entered into on April 28, 2006, Embrapar shall appoint for election and replacement one (1) independent member and respective alternate, the votes of which shall not be entailed to the decisions made on Previous Meetings according to the provisions of the Shareholders Agreement.

19. Net Shareholder equity - continued

Market value of Company shares

The market value of Net Serviços de Comunicação S.A. shares, according to the most recent average quote of shares traded on the São Paulo Stock Exchange – Bovespa, was on December 31, 2008, R$ 13,29 (R$ 21,70 on June 31, 2007). On December 31, 2008, the Company's net shareholder value was R$ 2,643,397 (R$ 2,738,403 on December 31, 2007) and its shares are quoted at R$ 7.81 and R$ 8.17 respectively.

Special goodwill reserve

During the fiscal year of 2008, the Company obtained a tax benefit, reflected by the cash savings in the amount of R$ 58,974 (R$ 73,378 on December 31, 2007), resulting from amortization of goodwill calculated by Globotel Participações S.A., the net assets of which were incorporated by Net Serviços de Comunicação S.A. in August 2001.

Observing the preemptive rights of the non-majority shareholders, the portion of the goodwill reserve related to tax benefits realized may be capitalized in 2009 in favor of the shareholder Globo Comunicação e Participações S.A. (successor to Roma Participações S.A.) assuring to the remaining shareholders the faculty of exercising their right of preference on the subscription of these shares.

20. Cost of services rendered

	Controlling	Consolidated Account
	Comapany

	2008	2008	2007

Program scheduling costs	5,293	849,544	692,096
Materials and maintenance	905	44,531	43,716
Personnel	6,542	224,539	137,178
Pole rental	920	55,124	46,509
Depreciation	1,560	322,700	275,238
Amortization	414	81,357	47,668
Programming guide	120	13,782	12,879
Third party service	311	240,378	176,884
Network electrical power	301	34,288	29,083
Vehicles	110	22,892	16,112
Telecommunications	894	205,381	115,686
ECAD	190	29,772	21,805
Sales commissions	11	1,548	1,794
Telemar agreement	-	12,605	11,016
Lease of ductand	-	7,012	5,801
Other	51	8,539	7,507

Cost of services rendered	17,622	2,153,992	1,640,972

21. Financial results

	Controlling Company		Consolidated Account

	2008	2007	2008	2007

Income:
Interest on loans to subsidiaries and associated companies	5,804	11,734	-	-
Financial investments	29,657	23,529	89,980	58,211
Arrears interest on late monthly payments	101	-	18,843	12,390
Monetary variations	4	293	1,605	2,507
Foreign exchange fluctuations	(144)	(813)	(160)	(373)
Interest on tax credits	1,102	293	3,065	1,102
Discounts obtained	192	354	599	1,046
Other	-	-	3	496

	36,716	35,390	113,935	75,379

Expenses:
Financial charges on loans and debentures	(123,701)	(102,457)	(157,474)	(122,091)
Financial charges – Associated Companies	(163)	(591)	(4,151)	(2,101)
Price level restatements and foreign exchange fluctuations and others	54	(218)	(8,068)	204
Price level restatements and foreign exchange fluctuations on loans	(235,980)	55,050	(236,281)	55,694
Financial charges on provisions for contingencies	(7,338)	4,964	(8,360)	(11,123)
CPMF tax	(118)	(9,077)	(770)	(29,850)
PIS and COFINS taxes on income	(9,226)	(2,073)	(9,370)	(3,560)
Earnings (losses) from hedge/swap operations	4,977	(33,397)	4,977	(33,397)
IOF tax on bank current account	5,237	19,115	5,490	24,294
Interest on suppliers and taxes	(47)	(748)	(976)	(2,748)
Granted discounts	(10)	(11,495)	(2,930)	(13,435)
Price level restatements and foreign exchange fluctuations on Program scheduling	(56)	-	(3,827)	(2,296)
Other	(5,594)	(4,046)	(10,722)	(9,008)

	(371,965)	(84,973)	(432,462)	(149,417)

Net financial expenses	(335,249)	(49,583)	(318,527)	(74,038)

22. Employee benefits

Benefits:

In addition to the usual benefits provided for in labor legislation, the Company and its subsidiaries have adopted a policy including a few additional benefits contracted with third parties, such as: health and dental insurance and group life insurance, the actuarial risks of which are not assumed by the Company. Expenses for these benefits accumulated during the fiscal year ended on December 31, 2008 totaled R$ 32,156 (R$ 23,792 on December 31, 2007).

22. Employee benefits - continued

Remuneration:

The Company and its subsidiaries have three complementary remuneration plans as shown below:

(i) Results Based Participation Plan: in compliance with a union agreement whereby the Company must remunerate its staff on the basis of profit sharing in the amount of up to two additional salaries, in the event that the performance targets established according to annual planning and approved by the Company’s Board of Directors are met.

(ii) Additional profit sharing bonus plan (PPR CP): the Company also rewards a select number of members of management, directors and managers duly approved by the Board. This supplement is geared to additional targets and in exceptional cases may be exempted from these conditions, as decided by the Board.

(iii) Long-term bonus plan (PPR LP): the Company also rewards a select number of members of management, directors and managers duly approved by the Board in the form of differentiated salaries. The purpose of this supplement is to retain the services of these collaborators.

(iv) Additional profit-sharing program (PPR): the Company will remunerate employees with an additional amount of up to 0.6 times their monthly salary. The principal purpose of this supplementary payment is to have the Board's targets fulfilled 100% to 120%.

Having reached the targets set for the year of 2008, management made provision in the amount of R$ 112,994 (R$ 61,878 on June 31, 2007), which was posted under payroll and related charges.

23. Remuneration of Management

Remuneration paid the Company's management for services in their respective fields of competence is shown below:

	2008	2007

Short-Term benefits	19,503	27,227
Long-term benefits	5,791	-

	25,294	27,227

24. Financial instruments

a) General points

The Company is exposed to market risks arising from its operations and uses derivative financial instruments to minimize its exposure to these risks. A substantial portion of Company's revenues are generated in Brazilian reais, while the Company has debts and accounts payable to suppliers of equipment geared to foreign currencies, therefore its results are susceptible to variations due to changing exchange rates, particularly that of the US dollar. The market values of the main financial assets and liabilities of the Company were determined on the basis of information available on the market and appropriate valuation methods. The use of different methodologies could have an effect on the estimated realization values. The management of these instruments is conducted on the basis of operations strategies, for the purpose of hedging, security and liquidity . The control policy includes continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature, in derivative or any other risk assets.

The Company has a formal risk management policy. A financial committee set up to support the board of directors consists of one member from each of the controlling shareholders (Globo and Embratel) and management. It examines issues relating to financial investments, debt and risk management, to forward subjects for review and approval by the board. According to its internal policy, the Company’s financial results should derive from operating cash generation and not from gains in the financial market. Results obtained from the application of internal control of risk management were satisfactory to proposed objectives.

b) Market value

Market values and outstanding book balances of financial instruments are shown below:

	Controlling Company		Consolidated Account

	12/31/2008		12/31/2008

	Book value	Market value	Book value	Market value

Debentures 6th Issue	583,629	588,525	583,629	588,525
Perpetuity notes	351,254	259,196	351,254	259,196

Banco Inbursa S.A	472,825	482,852	472,825	482,852
Banco Itaú BBA	-	-	173,370	174,099

	1,407,708	1,330,573	1,581,078	1,504,672

24. Financial instruments - continued

c) Risks that effectively raise the sensitivity of the business of the Company and its subsidiaries:

Foreign exchange rate risk

The Company and subsidiaries’ results are susceptible to fluctuations related to the volatility effects of the foreign exchange rate in liabilities pegged to foreign currency, especially the US dollar. Company income is generated in Brazilian reais, although the Company does have equipment suppliers pegged to foreign currencies.

The Company’s interest exposure on December 31, 2008 is shown below:

Consolidated Account

Debt in US dollars
Short term:
Interests on Foreign Loans and Financing	12,075
Equipment suppliers	81,342
Programming suppliers	3,595

97,012
Long term receivables:
Loans and Financings	814,820

Liability in US dollars	911,832

The Company engaged in non-speculative derivative instruments in order to protect its foreign currency exposure. These transactions are designed to minimize the effects of changes in the exchange rates of the US dollars when settling short-term transactions. Contracts are entered into with counterparts represented by Banco Votorantim, Banco USBPactual, Banco HSBC and Banco Santander.

Interest rate risk

The Company and subsidiaries’ results are susceptible to fluctuations due to the volatility effects of interest rates on liabilities and assets pegged to floating interest rates (CDI and TJLP).

The Company's exposure to fluctuating interest rates as of December 31, 2008 is shown below:

24. Financial instruments - continued

Consolidated

6th issue debentures	583,629
Brazilian National Equipment Financing Authority	178,738
(FINAME)
CCB-Banco Itaú S.A.	173,370

Passive exposure	935,737

Financial investments denominated in reais	612,091

Credit Risk

The financial instruments, which subject the Company to credit risks, are mainly represented by cash and cash equivalents and accounts receivable.

The Company keeps cash or near-cash in first-line financial institutions; in accordance with its formal policy it does not restrict exposure to any one institution in particular. The Company also holds shares in conservative-profile fixed-income investment funds. The funds' assets consist of first-line public and private securities with low risk ratings, following guidelines set by the Company. Management of the centralizing fund's portfolio is provided by Unibanco Asset Management - Banco de Investimento S.A. Custody and controllership services for the funds are provided by Banco Itaú and risk management is undertaken by the Risk Office. The Company's management believes the risk of not receiving amounts due from its counterparties is insignificant.

The credit risk is concentrated on subscriber accounts receivable and is limited by the large number of subscribers that comprise the client base.

The Company only purchases foreign-exchange hedging agreements to protect part of accounts payables to imported equipment suppliers and future obligations of pending purchases, which are or will be linked to the US dollar, and interest payments on debt due in the short term. For the period of 12 months as of the closing date for these financial statements, the Company held a hedged position of R $ 71,044 in relation to a 88% of interest on loans in foreign currency and R$ 93,480 for commitments to suppliers. Part of its total debt in dollars refers to a loan from Banco Inbursa, due to be repaid from 2017 to 2019 and a Perpetual Bond which has no due date.

Values of derivative financial instruments are summarized below:

24. Financial instruments - continued

Description	Reference Value (notional)		Fair value		Cumulative effect (current period)

	12/31/2008	12/31/2007	12/31/2008	12/31/2007	Amount receivable / (received)	Amount payable / (paid)

Swap Contracts:
Long position -
Foreign Currency	164,524	21,255	157,993	20,382	2,067	-
Short position
Indexes (Dollar x CDI)	71,044	21,255	65,446	24,009	-	244
Rates (PRÉ) (NDF)	93,480	-	91,523	-	-	799

	-	-	1,024	(3,627)	2,067	1,043

The amount receivable of R$ 1,024 is posted to the "other credits and values" account on the balance sheet. In the year ended December 31, 2008 the Company recognized a gain of R$ 4,977 under the heading of gains (losses) on hedging/swaps.

The following table shows the sensitivity analysis of the Company’s management and effect of cash operations with financial derivative instruments outstanding on December 31, 2008:

Scenario - currency depreciation (R$ / US$) and higher interbank rate (CDI)

Operation	Probable Scenario	Adverse Scenario	Remote Scenario

Dollar vs. CDI	4,437	13,411	(31,350)
NDF	1,189	(22,291)	(45,890)

Scenario - currency depreciation (R$ / US$) and lower interbank rate (CDI)

Operation	Probable Scenario	Adverse Scenario	Remote Scenario

Dollar vs. CDI	4,437	22,163	39,799
NDF	1,189	24,509	47,709

24. Financial instruments - continued

1 - US. dollar (U $) vs. CDI

On December 31, 2008, the Company has five contracts of this type for the notional aggregate amount of US$ 30,400 thousand between April and October 2009 with a long (bought) position in dollars and short (sold) in CDI, for the purpose of converting short-term debt denominated in dollars into debt indexed to the interbank rate (CDI).

The probable scenario assumes a rate of R$ 2.33 = US$ 1 and a CDI rate of 13.61% per annum. The possible adverse scenario involves the Brazilian real appreciating 25% (R$ 1,75)against the dollar and a 25% (17.48%) increase in the CDI, which leads to a loss of R$ 13,411. In the remote adverse scenario, the Brazilian real appreciates 50% (R$ 1.16) against the U.S. dollar and the CDI rises 50% (21.34%), and there is a loss of R$ 31,350 in relation to the outstanding contracts described above.

The possible adverse scenario has the Brazilian real depreciating 25% (R$ 2.92) against the dollar and a 25% (9.74%) fall in the CDI rate, leading to a gain of R$ 22,163. The remote adverse scenario has the Brazilian real depreciating 50% (R$3,50) against the dollar with a 50% (5,88%) ( fall in the CDI rate, leading to a gain of R$ 39,799 in relation to the outstanding contracts described above.

2 - NDF (No-delivery Forward Contract )

The Company has eight NDF contracts with a total long position (bought) in dollars amounting to a notional US$ 40,000 thousand due between February and May 2009. The probable scenario reflects BMF-quoted exchange rates at R$ 2.33 / US$ 1 on Dec 31, 2008. The possible adverse scenario involves the Brazilian real appreciating 25% against the US dollar (R$ 1.75) or depreciating 25% against the dollar (R$ 2.92 / US$ 1) while the remote adverse scenario would see the Brazilian real appreciating 50% against the dollar (R$ 1.16 / US$ 1) or depreciating 50% against the dollar (to R$ 3.50 / US$ 1)

On the probable scenario of the Brazilian real appreciating, the Company would post a gain of R$ 1,189 if it had settled its contracts on December 31, 2008, while on the possible scenario we would have a loss of R$ 22,291 and the adverse scenario loss would be R$ 45,891.

24. Financial instruments - continued

On the probable scenario of the Brazilian real appreciating, the Company would post a gain of R$ 1,189 if it had settled its contracts on December 31, 2008, while on the possible scenario we would have a loss of R$ 24,509 and the adverse scenario loss would be R$ 47,709.

As of December 31, 2009, the Company has no derivatives that are leveraged or have limits for outcomes of the US dollar appreciating or depreciating against the Brazilian Real.

25. Commitments and Guarantees

The Company and some subsidiaries have signed letters of guarantee with financial institutions for the purpose of guaranteeing, mainly, payment of tax suits lodged against the companies by the Brazilian Federal Tax Authority, the Finance Departments of the States of São Paulo and Rio de Janeiro, and the Belo Horizonte Federal Tax Office.

The amounts of the letters of guarantee are shown below:

	2008

	Controlling Company	Consolidated Account

	-	248,408
Net Rio Ltda.	-	8,895
Reyc Comércio e Participações Ltda.	7,308	25,125

Others	7,308	282,428

The Company has entered into office rental contracts which terms average 60 months and rental contracts for poles in the main cities in which it operates, which terms average 120 months. Expenses arising from these contracts are shown below:

Nature of the contracts	2008	2007

Offices	12,390	10,939
Posts and ducts	62,137	52,310

26. Insurance

The Company has adopted a policy of contracting insurance coverage for goods subject to risks at amounts deemed sufficient to cover any claims, taking into consideration the nature of its operations. The premises for the risks adopted, given their nature, are not included in the scope of an audit of the financial statements, therefore our independent auditors have not examined them.

Total coverages per insurance area are shown below:

Area	Main coverage	Maximum annual coverage

Multi-risk property insurance	Fire, lightening, explosion, tornado, electrical damage, theft, valuables inside the premises, riots, strikes and restoration of records, open fidelity, electronic equipment, furniture and flooding.	45,000
Stoppage of Profits	Arising from fire, lightening and explosions of any nature (including those stemming from riots)	-
	Indemnity period = 1 month
Responsibilities	Civil, operating – commercial/industrial establishments, service providers at the locations of third parties, employer, contingent risks, civil work sites, crossed civil liability, pain and suffering and parking lot valets	2,400
the directors and officers Management	Legal defense costs, legal representation expenses and indemnities for financial losses caused to third parties owed to errors or omissions incurred in management acts, including worldwide coverage.	23,370

27. Subsequent event

On February 10, 2009, the Company’s Administrative Board approved and homologated the capital stock increase from the issuance of 1,408,161 common shares and 2,816,320 preferred shares of the Company in the amount of R$ 58,974, resulting from fiscal benefits from premium amortization in the fiscal year of 2008, against the special premium reserve derived from the incorporation of Globotel Participações S.A., according to the explanatory note 19, taking into account the right of preference of non-controlling shareholders.

OTHER RELEVANT INFORMATIONS

According to the Company’s by-laws, any disputes and controversies arising from or related to these by-laws, Level 2 Regulation, the provisions of Law No. 6.404/76, the regulations enacted by the National Monetary Counsel, by the Brazilian Central Bank and by the Brazilian Securities and Exchange Commission, the BOVESPA Regulations and other regulations applicable to the operations of the capital markets in general must be resolved by arbitration to be conducted according to the Market Arbitration Chamber Regulations, instituted by BOVESPA (Promissory Clause).

NET SERVIÇOS DE COMUNICAÇÃO S.A.
SHARE OWNERSHIP ON 12/31/2008

ALL HOLDINGS OWNING MORE THAN 5% OF EACH TYPE AND CLASS OF SHARE
CAPITAL INCLUDING INDIVIDUAL OWNERS

SHAREHOLDER	ON	%	PN	%	ON+PN	%
GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.	57,656,278	51.0%	0	0	57,656,278	17.0%
GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.	2,122,234	1.9%	1,755,441	0.8%	3,877,675	1.2%
DISTEL HOLDING S.A.	9,579,194	8.5%	0	0	9,579,194	2.8%
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.	2,548,909	2.2%	16,925,677	7.5%	19,474,586	5.7%
EMBRATEL PARTICIPAÇÕES S.A.	40,424,873	35.8%	12,090,947	5.4%	52,515,820	15.5%
DODGE & COX	0	0%	11,324,000	5.0%	11,324,000	3.4%
OTHER SHAREHOLDERS	720,036	0.6%	183,591,531	81.3%	184,311,567	54.4%
TOTAL SHARES	113,051,524	100.0%	225,687,596	100.0%	338,739,120	100.0%

ON AND PN AS % OF	33.4%		66.6%		100.00%
TOTAL

DODGE & COX

Under the terms of article 12, paragraph 4, of instruction # 358 issued by CVM – Brazilian Securities Commission, Dodge & Cox, on behalf of its clients (which clients may include investment companies registered under the U.S. Investment Company Act of 1940 and/or employee benefit plans, pension funds, endowment funds or other institutional clients) now holds a total of 11,324,000 PN shares issued by the Company, corresponding to 5.02% of the total outstanding PN shares. This is a minority interest does not change the Company’s ownership structure. As If is deals with a deep foreigner we do not have greater information and opening to add.

GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
DISTEL HOLDING S.A.	73,892,918	26.2	0	0	73,892,918	8.7
GLOBO COMUNICAÇÃO E	70,093,585	24.8	0	0	70,093,585	8.3
PARTICIPAÇÕES S.A.
EMBRATEL	138,339,969	49.0	564,652,944	100.0	702,992,913	83.0
PARTICIPAÇÕES S.A.

TOTAL SHARES	282,326,472	100.0	564,652,944	100.0	846,979,416	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

     DISTEL HOLDING S.A.
SHARE OWNERSHIP ON 12/31/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
GLOBO COMUNICAÇÃO E	129,046,292	100.0
PARTICIPAÇÕES S.A.
OTHER SHAREHOLDERS	6	0.0

TOTAL	129,046,298	100.0

GLOBO COMUNICAÇÃO E PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
CARDEIROS PARTICIPAÇÕES	333,335	100.0	666,665	100.0	1,000,000	100.0
S.A.
TOTAL SHARES	333,335	100.0	666,665	100.0	1,000,000	100.0

ON AND PN AS % OF TOTAL	33.3%		66.7%		100.0%

CARDEIROS PARTICIPAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2008

SHAREHOLDER	Class A holdings	%	Class B holdings	%	Number shares	%
RIM 1947 Participações S.A.	146,911	33.34	292,941	33.34	439,852	33.34
JRM 1953 Participações S.A.	146,910	33.33	292,941	33.33	439,851	33.33
ZRM 1955 Participações S.A.	146,910	33.33	292,941	33.33	439,851	33.33
TOTAL	440,731	100.00	878,823	100.00	1,319,554	100.00

     RIM 1947 Participações S.A.
SHARE OWNERSHIP ON 12/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
Roberto Irineu Marinho	525,000	100,0	524,993	100.0	1,049,993	100.0
OTHER SHAREHOLDERS	0	0	7	0.0	7	0.0
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

     JRM 1953 Participações S.A.
SHARE OWNERSHIP ON 12/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOÃO ROBERTO MARINHO	350,700	100,0	699,295	100.0	1,049,995	100.0
OTHER SHAREHOLDERS	0	0	5	0.0	5	0.0
TOTAL	350,700	100.0	699,300	100.0	1,050,000	100.0

     ZRM 1955 Participações S.A.
SHARE OWNERSHIP ON 12/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
JOSÉ ROBERTO MARINHO	525,000	100.00	524,992	100.0	1,049,992	100.0
OTHER SHAREHOLDERS	0	0	8	0.0	8	0.0
TOTAL	525,000	100.0	525,000	100.0	1,050,000	100.0

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A.
SHARE OWNERSHIP ON 12/31/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
EMBRATEL PARTICIPAÇÕES S.A.	7,209,719,307	99.2
OTHER SHAREHOLDERS	58,019,237	0.8
TOTAL SHARES	7,267,738,544	100.0

SHARE OWNERSHIP ON 12/31/2008

SHAREHOLDER	ON	%	PN	%	ON+PN	%
TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.	289,164,570,209	54.6	478,993,344,501	97.3	768,157,914,710	75,2
CONTROLADORA DE SERV. TELEC. S.A DE C.V.	230,519,495,274	43,5	3,083,300,245	0.6	233,602,795,519	22.8
AÇÕES EM TESOURARIA	0	0	0	0	0	0
OTHER SHAREHOLDERS	10,087,344,971	1.9	10,271,300,881	2.1	20,358,645,852	2.0

TOTAL SHARES	529,771,410,454	100.0	492,347,945,627	100.0	1,022,119,356,081	100.0

ON AND PN AS % OF TOTAL	51.8%		48.2%		100%

CONTROLADORA DE SERV. TELEC. S.A. DE C.V.
SHARE OWNERSHIP ON 12/31/2008

FOREIGN OWNED COMPANY

TELMEX SOLUTIONS TELECOMUNICAÇÕES LTDA.
SHARE OWNERSHIP ON 12/31/2008

COMPRISING COMMON STOCK ONLY

SHAREHOLDER	ON	%
CONTROLADORA DE SERV. TELEC. S.A. DE C.V	3,106,244,424	100.0
TOTAL SHARES	3,106,244,424	100.0

QUANTITY OF SHARES IN CIRCULATION AND THEIR % IN RELATION TO TOTAL SHARES ISSUED

TOTAL SHARES ISSUED (ON + PN)	195,635,545
SHARES IN CIRCULATION (ON)	720,014
SHARES IN CIRCULATION (PN)	194,915,531
% OF SHARES IN CIRCULATION IN RELATION TO TOTAL ISSUED ON 12/31/2008	57.75%

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND DIRECTOR ON 12/31/2008

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	112,331,488 30,772,065 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	22 26,104 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	0 0 0

COMPANY SHARES OWNED BY BLOCK CONTROLLING, OFFICERS AND DIRECTOR ON 12/31/2007

DESCRIPTION	ASSET	QUANTITY
CONTROLLING SHAREHOLDERS	ON SHARES PN SHARES DEBENTURES	111,002,875 27,914,624 0
OFFICERS	ON SHARES PN SHARES DEBENTURES	21 26,106 0
DIRECTORS	ON SHARES PN SHARES DEBENTURES	1 0 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.